Precision Drilling Corporation

Notice of 2013 Annual and Special Meeting of Shareholders

Management Information Circular

To be held on May 8, 2013

3 p.m. Mountain Daylight Time (MDT)

McMurray Room

Calgary Petroleum Club

319 – 5th Avenue S.W.

Calgary, Alberta

March 26, 2013

Precision Drilling Corporation is a leading provider of safe High Performance, High Value services to the oil and gas industry. We provide customers with access to an extensive fleet of contract drilling rigs, service rigs, directional drilling services, camps, snubbing units, water treatment units and rental equipment backed by a comprehensive mix of technical support services and skilled, experienced personnel.

We are headquartered in Calgary, Alberta, Canada. Our shares are traded on the Toronto Stock Exchange under the symbol PD and on the New York Stock Exchange under the symbol PDS.

What’s inside

Letter to shareholders	1

Notice of 2013 annual and special meeting of shareholders	2

Management information circular	3

1. The shareholder meeting	4

Voting	5

Letter to shareholders

Dear shareholder,

We look forward to sharing details about our 2012 performance and our plans for the future at the upcoming annual and special meeting of shareholders. The meeting will be held on May 8, 2013 at 3 p.m. (MDT) in the McMurray Room at the Calgary Petroleum Club, 319 – 5th Avenue S.W. in Calgary, Alberta.

Your vote is important

As a shareholder of record, you are invited to attend the meeting and vote in person or by proxy on the items of business. This is also your opportunity to meet our board of directors, senior management and fellow shareholders.

Your vote and participation at the meeting are important. If you are unable to attend the meeting, please vote by proxy. If you have any questions or need assistance in voting your proxy, please contact our proxy solicitor, Kingsdale Shareholder Services Inc., toll free in North America at 1.888.518.1560 or call collect from outside North America at 416.867.2272 or by email at contactus@kingsdaleshareholder.com. We will also have a live audio webcast of the meeting on our website (www.precisiondrilling.com).

Please read this circular

The attached management information circular includes important information about voting, what the meeting will cover, the nominated directors, our board and governance practices, our compensation programs and the key decisions affecting executive compensation in 2012. Take some time to read the circular to decide how to vote your shares.

This year you will be electing nine directors to the board. All of them are well qualified and have agreed to stand for election for the ensuing one-year term. You can read more about the nominated directors beginning on page 9.

You will also vote on our approach to executive compensation, as described in this circular. We have held ‘say on pay’ advisory votes since 2011 (see page 22 for details of our position on this important matter). The letter from the chair of the Human Resources and Compensation Committee beginning on page 44 discusses the committee’s priorities in 2012, corporate performance and its executive compensation recommendations to the board.

You will also vote on three other important items:

—	confirming the repeal of our old by-laws and the adoption of our new by-laws
—	approving an increase to the number of Precision shares available for issue under our stock option plan
—	confirming the continuation of and revisions to our shareholder rights plan.

On behalf of the board, we would like to thank Robert Gibson who has decided to retire from the board after many years of service. Bob joined the Precision board in 1996, was an active participant and made many valuable contributions to the board, serving on the Audit Committee and chairing the Corporate Governance, Nominating and Risk Committee during his tenure. We wish him much future success.

We recently mailed a copy of our 2012 annual report to shareholders who asked to receive it. Our annual report and other disclosure documents are available on our website (www.precisiondrilling.com) and on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

We look forward to seeing you on May 8, 2013.

Sincerely,

Robert L. Phillips, Q.C.	Kevin A. Neveu
Chairman of the Board of Directors	President and Chief Executive Officer

Letter to shareholders	1

Notice of 2013 Annual and Special Meeting

of Shareholders

You’re invited to our 2013 annual and special meeting of shareholders:

When	Where
May 8, 2013	McMurray Room
3 p.m. Mountain Daylight Time (MDT)	Calgary Petroleum Club
319 – 5th Avenue S.W.
Calgary, Alberta

Eight items of business

1.	Receive the 2012 financial statements and report of the auditors
2.	Elect the directors
3.	Appoint the auditors and authorize the directors to fix the auditors’ fees
4.	Confirm the repeal of our old by-laws and adoption of our new by-laws
5.	Have a ‘say on pay’ advisory vote
6.	Approve an amendment to our stock option plan
7.	Confirm the continuation of and revisions to our shareholder rights plan
8.	Other business

You can find more information about the items of business starting on page 4.

Your vote is important

This management information circular includes important information about the business we’ll be discussing at the meeting and how you can vote.

If you held common shares of Precision Drilling Corporation on April 3, 2013, you’re entitled to receive notice of and vote at the annual and special meeting on May 8, 2013, or at a meeting that is reconvened if the meeting is postponed or adjourned.

How you vote depends on whether you’re a registered or beneficial shareholder. Please see page 5 for details.

Webcast

We’ll have a live audio webcast of the meeting on our website (www.precisiondrilling.com) if you can’t attend the meeting.

Send in your voting instructions right away!

Our transfer agent, Computershare Trust Company of Canada (Computershare), must receive your completed proxy form by 3 p.m. MDT on May 6, 2013 for your vote to count.

If you’re a beneficial shareholder, your deadline is likely sooner. You’ll need to send your voting instructions to your nominee using the voting instruction form in this package. See page 5 for more information.

If you have questions on the process, contact our proxy solicitors, Kingsdale Shareholder Services Inc.

—   1.888.518.1560 (toll free in North America)

—   contactus@kingsdaleshareholder.com

By order of the board of directors,

Joanne Alexander

Senior Vice President, General Counsel & Corporate Secretary

Precision Drilling Corporation

Calgary, Alberta

March 26, 2013

2	Precision Drilling Corporation

Management Information Circular

You’ve received this management information circular because you owned Precision shares on April 3, 2013, and Precision’s management and board of directors are asking for your vote (known as soliciting your proxy).

We’re contacting shareholders primarily by mail and we’ve retained Kingsdale Shareholder Services Inc. to assist in the solicitation of proxies by mail and telephone. We’ll pay for the cost of soliciting your proxy. Our proxy-related materials will be sent directly to non-objecting beneficial owners and we’ll pay for intermediaries (your bank, trust company, broker, trustee or other financial institution) to forward our proxy-related materials and the voting instruction forms to objecting beneficial owners.

If you’re unable to attend the meeting in person, you can vote by proxy.

In this management information circular:

—    you and your mean holders of our common shares

—    we, us, our and Precision mean Precision Drilling Corporation

—   shares and Precision shares mean

—   Precision’s common shares

—   shareholder means a holder of Precision’s common shares

—    circular means this management information circular

All dollar amounts are in Canadian dollars,

and all information is as of March 1, 2013,

You can also listen to a live audio webcast of the meeting on our website (www.precisiondrilling.com). We’ll post the details on our	unless stated otherwise.

website and include them in a news release before the meeting.

We’ll post the voting results and archive the webcast on our website after the meeting.

Our board of directors has approved the contents of this circular, and has authorized us to send it to each shareholder. We anticipate distributing the circular and proxy form on or about April 12, 2013.

Our principal corporate and registered office is at:

Precision Drilling Corporation

Suite 800, 525 – 8th Avenue S.W.

Calgary, Alberta

Canada T2P 1G1

Phone: 403.716.4500

2013 Management Information Circular	3

1.  The shareholder meeting

The meeting will cover eight items of business, and you’ll be asked to vote on at least six of them:

1.	Receive the financial statements and report of the auditors (www.precisiondrilling.com/InvestorCentre)

Our 2012 audited consolidated financial statements and auditors’ report will be presented at the meeting, and you’ll have an opportunity to ask questions.

You’ll find our financial statements and management’s discussion and analysis (MD&A) in our 2012 annual report.

2.	Elect the directors (see page 8)

You’ll elect nine directors to our board for a one-year term. Eight of the nominated directors currently serve on our board, and one has been nominated based on the results of our director search.

3.	Appoint the auditors (see page 20)

You’ll vote on reappointing the auditors and authorizing the directors to fix the auditors’ fees.

4.	Repeal our old by-laws and adopt our new by-laws (see page 21)

You’ll vote on repealing our old by-laws and adopting our new by-laws.

5.	Have a ‘say on pay’ advisory vote (see page 22)

You’ll participate in our advisory vote on our approach to executive compensation.

6.	Approve an amendment to our stock option plan (see page 23)

You’ll vote on approving an increase to the number of Precision shares available for issue under our stock option.

7.	Confirm our shareholder rights plan (see page 25)

You’ll vote on confirming the continuation of and revisions to our shareholder rights plan.

8.	Other business

If there are changes to these items of business, or other items that properly come before the meeting, you can vote as you see fit.

As of the date of this circular, we’re not aware of any other business that may come before the meeting.

4	Precision Drilling Corporation

Voting

Who can vote

Only holders of Precision shares as of April 3, 2013 have the right to attend and vote at the meeting. Each Precision share you own represents one vote.

If a Precision shareholder transferred shares to you after this date, you or your proxyholder can vote at the meeting if you can prove that you own the shares. You should contact Computershare right away because you need to ask them at least 10 days before the meeting to include your name on the list of shareholders who are entitled to vote at the meeting.

Quorum

We must have two persons present and holding or representing by proxy at least 25 percent of the shares entitled to vote at the meeting, for the meeting to proceed.

Questions?

Contact Kingsdale Shareholder Services Inc.:

—    1.888.518.1560 (toll-free in North America)

—    contactus@kingsdaleshareholder.com

Precision’s authorized share capital includes an unlimited number of common shares, and preferred shares, issuable in series, limited to not more than half the issued and outstanding common shares at the time the preferred shares are issued.

As of March 1, 2013, we had 276,502,155 common shares and no preferred shares outstanding.

Principal holders of Precision shares

Alberta Investment Management Corporation (AIMCo.) owns 41,464,289 Precision shares or approximately 15% of our outstanding shares. Our directors and executive officers are not aware of any other person or company who beneficially owns, controls or directs (directly or indirectly) 10% or more of our outstanding shares.

How to vote

You can vote by proxy, or you can attend the meeting and vote your shares in person. The voting process is different for registered and beneficial (non-registered) shareholders.

You’re a registered shareholder if you hold Precision shares in your own name and have a physical share certificate. Your package includes a proxy form.

You’re a beneficial shareholder if your Precision shares are held in the name of a nominee (your bank, trust company, broker, trustee or other financial institution). Beneficial shareholders don’t have physical share certificates because their shareholdings are recorded on an electronic system.

If you’re a beneficial shareholder, your nominee votes your shares, but you have the right to tell them how you want them to vote. You need to do this as soon as possible using the voting instruction form in this package.

Registered shareholders

Voting by proxy

Voting by proxy is the easiest way to vote, and you can do it by mail, phone, fax or the internet. Follow the instructions on your proxy form.

Voting by proxy means that you’re giving someone else (your proxyholder) the authority to attend the meeting and vote your shares for you. You can appoint anyone to be your proxyholder, and this person doesn’t need to be a Precision shareholder.

Kevin A. Neveu, President & Chief Executive Officer, or in his absence, Robert L. Phillips, Chairman of the board, will automatically serve as your proxyholder if you don’t appoint someone else. They will vote your Precision shares at the

2013 Management Information Circular	5

meeting according to the instructions you provide on your proxy form. If you don’t specify how you want them to vote your shares, they’ll vote:

—	for electing each nominated director
—	for appointing the auditors
—	for repealing our old by-laws and adopting our new by-laws
—	for our approach to executive compensation
—	for the increase in Precision shares available for issue under our stock option plan
—	for confirming the continuation of and revisions to our shareholder rights plan.

If you want to appoint someone else to be your proxyholder, cross out the names of the Precision proxyholders on your proxy form and print the name of the person you’re appointing. Send the completed form to Computershare.

Make sure the person is aware they will have to attend the meeting and vote your shares for you. Your proxyholder must vote for or against, or withhold your vote, according to your instructions. Your proxyholder will need to register with Computershare when they arrive at the meeting.

You can also appoint a proxyholder online. Follow the online instructions if you want your proxyholder to vote for each item of business separately.

Computershare must receive your instructions by 3 p.m. MDT on May 6, 2013. If the meeting is postponed or adjourned, they must receive the instructions by 3 p.m. MDT two days before the meeting is reconvened. The proxy cut-off time may be waived or extended by the Chairman of the Board, in its sole discretion without notice.

Send your completed proxy form to: Computershare Trust Company of Canada 100 University Avenue, 9th floor Toronto, Ontario, Canada M5J 2Y1	Fax: 1.866.249.7775 (toll-free in North America) Internet: www.investorvote.com Phone: 1.866.732.VOTE (8683)

Voting in person

Do not use your proxy form. When you arrive at the meeting, check in with Computershare to receive your ballots so you can vote at the meeting.

Changing your vote

If you’ve already voted by proxy, you can revoke your proxy or change your vote. Or you can decide to vote in person instead. You can do this any time up until the start of the meeting.

If you voted by phone or on the internet, you can submit new votes. The new votes will revoke your earlier vote.

If you submitted your proxy form by fax or mail:

—   send a written notice to our registered office at Suite 800, 525 – 8th Avenue S.W., Calgary, Alberta T2P 1G1. We must receive your notice by 3 p.m. MDT on May 6, 2013. If the meeting is postponed or adjourned, we must receive your notice by 3 p.m.

Voting results

Computershare Trust Company of Canada (Computershare) is our transfer agent and registrar of Precision shares. Computershare counts and tabulates the votes for us to protect the confidentiality of votes.

We need a simple majority of votes (50% plus one vote) for an item of business to be approved.

We file a report of the voting results with the Canadian and U.S. securities regulators (www.sedar.com and www.sec.gov) after the meeting and also post the results on our website and file a news release announcing the results.

MDT two days before the postponed or adjourned meeting is reconvened, or

—   give your written notice to the chair of the meeting before the start of the meeting.

The notice will only apply to items of business that haven’t yet been voted on.

You can also change or revoke your vote in any other way the law allows. The notice can come from you, or from your attorney if he or she has your written authorization. If a corporation owns the shares, the notice must be under the corporate seal or from an authorized officer or attorney.

6	Precision Drilling Corporation

Beneficial shareholders

Beneficial shareholders can generally send their voting instructions by mail, phone, fax or the internet. Each nominee has their own process, so be sure to check the instructions on your voting instruction form.

If you hold some shares as a registered shareholder and others as a beneficial shareholder, you’ll need to follow the instructions for each type of shareholding.

Voting in person

We don’t have the names of our beneficial shareholders or a record of the specific number of shares each of them owns.

If you want to attend the meeting and give your voting instructions in person, your nominee needs to appoint you as their proxyholder. Insert your name in the space provided on your voting instruction form and follow the instructions carefully. Computershare can only assist you if you bring the form with you and it’s completed properly. Be sure to register with Computershare when you arrive at the meeting.

Changing your vote

Contact your nominee for instructions on how to revoke or change the voting instructions you provided.

2013 Management Information Circular	7

Elect the directors

Our articles state that we must have between one and 15 directors on our board. The board has decided that nine directors will be nominated for election this year for a one-year term. The nominated directors are profiled below. The Corporate Governance, Nominating and Risk Committee believes the nominated directors represent an appropriate mix of skills and experience and other qualities required for serving on our board. All of them meet the board’s independence criteria except for Mr. Neveu because of his role as our President and Chief Executive Officer.

You can vote for all of the nominated directors, vote for some and withhold votes for others, or withhold votes for all of them. If you’re voting by proxy, your shares will be voted for electing each nominated director unless you provided different instructions.

Each director’s term of office expires at the end of the next annual meeting, or sooner if a successor is elected or appointed. If a nominated director withdraws their name, you or your proxyholder can vote for another nominated director.

Our policy on majority voting

If a director receives more withhold than for votes, they will offer to resign after the meeting. The Corporate Governance, Nominating and Risk Committee will review the matter and then either recommend to the board to accept the resignation and address what it believes is the underlying cause of the withhold votes, or reject the resignation. The director in question will not participate in any board or committee deliberations on the matter.

The board will make a decision and disclose its reasons within 90 days of the meeting. If the board accepts the resignation, it may appoint a new director to fill the seat.

This policy only applies to uncontested elections where the number of nominated directors equals the number of directors to be elected. A withhold vote is effectively the same as a vote against a director in an uncontested election.

The board adopted this policy in March 2010 on the recommendation of the Governance, Nominating and Risk Committee, consistent with the recommended best practices of the Canadian Coalition for Good Governance.

8	Precision Drilling Corporation

Director profiles

Each of the nominated directors is profiled below, including their background and experience, meeting attendance, share ownership and other public company boards they sit on. Each director provided information about the Precision shares they own or exercise control or direction over.

To calculate whether a director has met the share ownership guidelines, we use the actual purchase cost of the shares or the current market value (whichever is higher) – see Share ownership on page 47 for more information. The closing price of Precision’s shares on the TSX on March 1, 2013, $8.40, is being used as the current market value.

Total compensation includes board and committee retainers and meeting fees (see page 48 for more information).

We require a majority of the votes cast by Precision shareholders either in person or by proxy to vote for the ordinary resolution electing each nominated director.

The board recommends that you vote for electing each nominated director.

North Palm Beach, Florida, United States

Citizenship:

USA

Director since December 2008

Areas of expertise:

—   manufacturing

—   corporate finance

—   mergers and

acquisitions

—   venture capital

—   logistics

—   distribution strategies

William T. Donovan (61) | Independent

B.Sc., MBA

William Donovan has been Chairman of the Board of Rockland Industrial Holdings, LLC, a Wisconsin entity engaged in manufacturing wood flooring products for the truck trailer and domestic container industries, since April 2006. He is also a director for several private companies in the United States, the United Kingdom and Russia. Mr. Donovan was a director of Grey Wolf, Inc. from June 1997 to December 2008, prior to its acquisition by Precision Drilling Trust and his subsequent appointment as a director of Precision in December 2008.

From 1997 to 2005, Mr. Donovan served as President, Chief Executive Officer and a director of Total Logistics, Inc., a Wisconsin corporation engaged in various operating and investment activities.

Mr. Donovan previously served as President, Chief Financial Officer, and was a director of Christiana Companies, Inc. and Prideco Inc. prior to their merger with Weatherford International, Inc. in February 1999. From 1980 to 1998, he was a Principal and Managing Director of Lubar & Co., a private investment and venture capital firm. Prior to joining Lubar & Co., Mr. Donovan was an officer with Manufacturers Hanover Trust Company from 1976 until 1980, where he specialized in merger and acquisition financing.

Mr. Donovan received his B.Sc. and MBA from the University of Notre Dame.

Board and committee membership and attendance
Board of directors	13 of 13 (100%)
Audit Committee	6 of 6 (100%)
Corporate Governance, Nominating and Risk Committee (chair)	5 of 5 (100%)

Compensation
Total compensation received for 2012	$175,753	Amount received as DSUs	$75,000 / 42.7%
Securities held
Precision shares held	141,216	DSUs held	33,722
Total shares and DSUs	174,938
Meets share ownership guideline	yes	Multiple of share ownership guideline	11x

Other public company boards and board committees during the last five years
Grey Wolf, Inc.	Audit committee	1997 – 2008

2013 Management Information Circular	9

Mississauga, Ontario, Canada Citizenship: Canada Director since May 2011 Areas of expertise: — corporate finance — capital markets — mergers and acquisitions — accounting — investment management

Brian J. Gibson (57) | Independent

B. Comm., MBA, CFA, ICD.D (Institute of Corporate Directors)

Brian Gibson is currently a private investor and corporate director. Previously he was the Senior Vice President, Equities of AIMCo from December 2008 to May 2012 and President of Panoply Capital Asset Management Inc., a private investment firm, from January 2008 to December 2008. Mr. Gibson was the Senior Vice President, Equities for the Ontario Teachers’ Pension Plan from August 1992 to January 2008.

During his 32-year career, Mr. Gibson has been responsible for the management of various large equity investment portfolios, including those of insurance companies, a chartered bank, pension and mutual funds, and endowments. He has particular expertise in “relationship” investing and in corporate finance.

Mr. Gibson received his B. Comm. from Laurentian University and MBA from the University of Toronto and is a Chartered Financial Analyst. He is a graduate of the Directors’ Education Program sponsored by the Institute of Corporate Directors.

	Board and committee membership and attendance
	Board of directors	13 of 13 (100%)
	Audit Committee	2 of 2 (100%)	(1)
	Corporate Governance, Nominating and Risk Committee	5 of 5 (100%)

Compensation
Total compensation received for 2012	$103,332	Amount received as DSUs (2)	$90,957 / 88.0%
Securities held
Precision shares held	19,800	DSUs held	11,689
Total shares and DSUs	31,489
Meets share ownership guideline	yes	Multiple of share ownership guideline	2x

Other public company boards and board committees during the last five years
MacDonald, Dettwiler and Associates Ltd.	Audit and Human resources and compensation committees	2003 – 2011
Westaim Corporation	Audit, Corporate governance and Human resources and compensation committees	2010 – 2012
Viterra Inc.	Audit and Nominating and corporate governance committees	2011 – 2012

Notes:

(1)

Mr. Gibson was appointed to the Audit Committee in July 2012, when he was no longer an employee of AIMCo. (Precision’s largest shareholder) and therefore independent for purposes of serving as a member of the Audit Committee under the NYSE rules. He attended all Audit Committee meetings following his appointment.

10	Precision Drilling Corporation

Calgary, Alberta, Canada

Citizenship:

Canada

Director since December 2006

Areas of expertise:

—   accounting

—   corporate finance

—   oil and gas

exploration and

production

—   marketing

—   human resources and
compensation

Allen R. Hagerman, FCA (61) | Independent

B. Comm, MBA, CA (Canadian Institute of Chartered Accountants), CF (Canadian Institute of Chartered Accountants), ICD.D (Institute of Corporate Directors)

Allen Hagerman is Executive Vice President of Canadian Oil Sands Limited, an oil sands mining and upgrading entity. He is currently responsible for overseeing crude oil marketing operations and government relations. He was previously Chief Financial Officer of Canadian Oil Sands Limited from June 2003 to April 2007.

Mr. Hagerman has over 30 years of experience in the financial management of companies across the energy and mining industries. In addition to Canadian Oil Sands, he has held senior positions at Fording Canadian Coal Trust, Fording Inc., Hudson’s Bay Oil and Gas, Home Oil Company Limited and InterHome Energy Inc.

Mr. Hagerman is a director of the Calgary Exhibition and Stampede, a private entity. He is also a member of the Financial Executives Institute and a past President of Financial Executives Institute, Calgary Chapter, as well as a past Chair of the Alberta Children’s Hospital Foundation. Previous board positions include the Lead Director of Capital Power Income LP, and a director of Mongolia Minerals Corporation, Syncrude Canada Ltd. and the University of Calgary. He is a fellow of the Institute of Chartered Accountants of Alberta and received their Distinguished Service Award.

Mr. Hagerman received his B.Comm. from the University of Alberta and his MBA from Harvard Business School. Mr. Hagerman is a graduate of the Directors’ Education Program sponsored by the Institute of Corporate Directors.

Board and committee membership and attendance
Board of directors	13 of 13 (100%)
Audit Committee (chair)	6 of 6 (100%)
Human Resources and Compensation Committee	4 of 4 (100%)

Compensation
Total compensation received for 2012	$180,382	Amount received as DSUs	$171,882 / 95.3%
Securities held
Precision shares held	9,277	DSUs held	79,860
Total shares and DSUs	89,137
Meets share ownership guideline	yes	Multiple of share ownership guideline	6x

Other public company boards and board committees during the last five years
Capital Power Income LP (former lead director)	Audit and Governance committees	2003 – 2011

2013 Management Information Circular	11

Calgary, Alberta, Canada

Citizenship:

France / Canada

Areas of expertise:

—   oilfield services

—   oil and gas
exploration &
production

—   international business

—   corporate strategy

—   operations

—   governance

—   human resources and
compensation

Catherine Hughes (49) | Independent

P.Eng (APEGA), B.Sc. (Electrical Engineering)

Catherine Hughes is currently Executive Vice President, International at Nexen Inc. and is responsible for all production, development and project activities outside of Canada and global exploration. Previously she was Vice President, Operational Services, Technology and Human Resources from December 2009 to November 2011. Prior to joining Nexen, she was Vice President, Oil Sands at Husky Oil from November 2007 to January 2009.

She spent many years with Schlumberger and held key positions in various countries including Italy, Nigeria, Scotland and France and was President of Schlumberger Canada Ltd. for five years, based in Calgary.

Ms. Hughes is a Professional Engineer, as designated by the Association of Professional Engineers and Geoscientists of Alberta (APEGA). She received her B.Sc. degree in electrical engineering from the Institute National des Sciences Appliquées de Lyon, France.

She has received a number of awards during her career, including the Key Women in Energy Americas award, the Key Women in Energy Global award and the Consumer’s Choice Business Woman of the Year Award.

12	Precision Drilling Corporation

Toronto, Ontario, Canada

Citizenship: Canada

Director since December 2006

Areas of expertise:

—   corporate finance

—   accounting

—   energy
transmission –exploration and
production sectors

—    international
operations

Stephen J.J. Letwin (57) | Independent

B.Sc, MBA, CGA

Stephen Letwin is currently President and Chief Executive Officer and a director of IAMGOLD Corporation, a leading mid-tier gold mining company, producing approximately one million ounces annually, from five gold mines on three continents.

Mr. Letwin was a senior executive with Enbridge Inc. from 1999 to 2010, including Executive Vice President of Gas Transportation & International with responsibility for natural gas operations, a gas distribution company and its international business unit. Before joining Enbridge, he served as President and Chief Operating Officer of TransCanada Energy and was Chief Financial Officer, TransCanada Pipelines Limited, Numac (Westcoast Energy), and Encor Energy. Previous board positions include serving as a director of Carmen Energy Inc. and Gas Metropolitan LP.

Mr. Letwin has actively demonstrated his commitment to voluntary leadership throughout his career. He serves as Patron for UNICEF Alberta, was a former director of YMCA Calgary, served on the Board of Governors at McMaster University, and is an honorary director of WestPark Hospital in Toronto, and an Honorary Colonel for the 14th Service Battalion in Calgary. He was awarded the 2006 Alberta Centennial Medal and in 2013 was awarded the Queen’s Jubilee Medal for his commitment to the community.

Mr. Letwin received his B.Sc. from McMaster University and his MBA from the University of Windsor, is a Certified General Accountant and attended the Advanced Management Program at Harvard Business School.

Board and committee membership and attendance
Board of directors	12 of 13 (92%)
Human Resources and Compensation Committee	4 of 4 (100%)

Compensation
Total compensation received for 2012	$143,125	Amount received as DSUs	$75,000 / 52.4%
Securities held
Precision shares held	33,366	DSUs held	71,080
Total shares and DSUs	104,446
Meets share ownership guideline	yes	Multiple of share ownership guideline	8x

Other public company boards and board committees during the last five years
Carmen Energy Inc.	Audit committee	2011 – 2012
Enbridge Energy Company, Inc.	–	2006 – 2010
Gas Metropolitan LP	Audit committee	2003 to 2010
IAMGOLD Corporation	–	2010 – present

2013 Management Information Circular	13

Houston, Texas, United States Citizenship: USA Director since September 2011 Areas of expertise: — oil and gas exploration and production — international business — human resources and compensation

Dr. Kevin O. Meyers (59) | Independent

B.A., Ph.D. (Chemical Engineering)

Kevin Meyers has over 30 years of experience in the energy industry, having retired from ConocoPhillips at the end of 2010. For the 10 years prior to his retirement, he was a senior executive with ConocoPhillips, most recently as Senior Vice President Exploration and Production, Americas. Before that, he was President of ConocoPhillips Canada, President of ConocoPhillips Russia and Caspian and President of ConocoPhillips Alaska. While in Russia from 2004 to 2006, Dr. Meyers served on the board of LUKOIL and was the lead resident executive for the COP/LUKOIL strategic alliance.

Prior to joining ConocoPhillips in 2002, he served in engineering, technical and executive positions with ARCO, last serving as President of ARCO Alaska.

A Pennsylvania native, Dr. Meyers has served on several boards, including the Board of Regents for the University of Alaska and the Nature Conservancy of Alaska. He currently serves on the boards of Hornbeck Offshore Services, Denbury Natural Resources, Bill Barrett Corporation, the World Energy Council, the Houston Symphony Orchestra and the U.S. Energy Association.

Dr. Meyers received his B.A. in chemistry and mathematics from Capital University and Ph.D. in chemical engineering from the Massachusetts Institute of Technology.

Board and committee membership and attendance (1)
	Board of directors	13 of 13 (100%)
	Corporate Governance, Nominating and Risk Committee	5 of 5 (100%)
	Human Resources and Compensation Committee (chair)	4 of 4 (100%)

Compensation(1)
Total compensation received for 2012	$188,128	Amount received as DSUs	$101,875 / 54.2%
Securities held
Precision shares held	11,000	DSUs held	14,621
Total shares and DSUs	25,621
Meets share ownership guideline	yes	Multiple of share ownership guideline	2x

Other public company boards and board committees during the last five years
Bill Barrett Corporation	Audit, Reserves, Governance and Search committees	2011 – present
Denbury Natural Resources	Compensation and Reserves committees	2011 – present
Hornbeck Offshore Services	Compensation Committee	2011 – present
LUKOIL	Finance, Planning and Strategy committees	2005 – 2007

Note:

(1)

Dr. Meyers also attends a management committee known as the Safety Council and is compensated in this capacity. He attended all 12 committee meetings in 2012 and received $16,500 for attending these meetings. This amount is included in his total compensation in 2012.

14	Precision Drilling Corporation

Dallas, Texas, United States Citizenship: USA Director since July 2002 Areas of expertise: — oilfield services — accounting — strategic planning — mergers and acquisitions

Patrick M. Murray (70) | Independent

B.Sc. (Accounting), MBA

Patrick Murray retired as Chairman of the Board and Chief Executive Officer of Dresser, Inc. in May 2007. Dresser is a leading manufacturer and marketer of highly engineered equipment for the energy industry. Prior to becoming Chairman of the Board of Dresser, Inc., he served as President and Chief Executive Officer. Previously, Mr. Murray was President of Halliburton Company’s Dresser Equipment Group from 1998 to 2000 and Senior Vice President, Strategic Initiatives of Dresser Industries, Inc. in 1997.

He has held senior positions including President and then Chairman at Sperry-Sun Drilling Services, Controller at NL Industries.

Mr. Murray is a member of the board of directors of Harvest Natural Resources, White Deer Energy, the Maguire Energy Institute, the World Affairs Council of Dallas/Fort Worth, and the Chairman of the Board of Regents of Seton Hall University. He is also a member of the American Petroleum Institute (API) and the Society of Petroleum Engineers (SPE).

Mr. Murray received his B.Sc. and MBA from Seton Hall University.

Board and committee membership and attendance
	Board of directors	13 of 13 (100%)
	Audit Committee	6 of 6 (100%)
	Human Resources and Compensation Committee	2 of 2 (100%)

Compensation
Total compensation received for 2012	$167,993	Amount received as DSUs	$85,000 / 50.6%
Securities held
Precision shares held	66,628	DSUs held	47,697
Total shares and DSUs	114,325
Meets share ownership guideline	yes	Multiple of share ownership guideline	8x

Other public company boards and board committees during the last five years
Harvest Natural Resources	Audit and Governance committees	2000 – present
Rancher Energy Corp.	Compensation committee	2007 – 2009
Wellstream Holdings, Plc	Audit, Compensation and Health, safety and environment committees	2007 – 2011

2013 Management Information Circular	15

Calgary, Alberta, Canada Citizenship: Canada Director since August 2007 Areas of expertise: — engineering — oil and gas exploration and production oilfield services — manufacturing

Kevin A. Neveu (52) | Chief Executive Officer | Not independent

B.Sc. (Mechanical Engineering), P.Eng

Kevin Neveu was appointed Chief Executive Officer and a director of Precision in August 2007 and became President and Chief Executive Officer in January 2009. From 2002 to 2007, Mr. Neveu was President of the Rig Solutions Group of National Oilwell Varco in Houston, where he was responsible for the company’s drilling equipment business. He has held senior management positions with National Oilwell Varco and its predecessor companies in London, Moscow, Houston, Edmonton and Calgary.

He serves on the boards of RigNet, Inc. and Bonanza Creek Energy Inc. He has been a director of the Heart and Stroke Foundation of Alberta since 2009, and was appointed a member of the board of directors and a member of the executive committee of the International Association of Drilling Contractors in Houston, Texas in January 2010. Mr. Neveu also serves as a director of a not-for-profit national sports governing organization. In 2012, Mr. Neveu became a member of the Canadian Council of Chief Executives and a member of the Advisory Council for the School of Public Policy at the University of Calgary.

Mr. Neveu received his B.Sc. and P.Eng. from the University of Alberta. Mr. Neveu is a Professional Engineer, as designated by the Association of Professional Engineers, Geologists and Geophysicists of Alberta. In 2002, he completed the Advanced Management Program at the Harvard Business School.

Board and committee membership and attendance
	Board of directors	13 of 13 (100%)

Compensation [2]
Total compensation received for 2012	(see page 69)	Amount received as DSUs	nil
Securities held
Precision shares held	361,756	DSUs held	– (1)
Total shares and DSUs	361,756
Meets share ownership guideline	yes	Multiple of share ownership guideline	5x(2)

Other public company boards and board committees during the last five years
Bonanza Creek Energy, Inc.	Compensation, Environmental safety and regulatory compliance	2011 – present
RigNet, Inc.	Compensation and Governance committees	2004 – present

Notes:

(1)	As an officer of the company, Mr. Neveu is not compensated as a director and does not participate in the DSU plan.
(2)

As President and CEO, Mr. Neveu must meet share ownership guidelines of five times his annual base salary calculated using the actual purchase cost or the current market price (whichever is higher). See page 69 for additional details on his executive compensation.

16	Precision Drilling Corporation

Vancouver, British Columbia, Canada

Citizenship:

Canada

Director since

May 2004

Areas of expertise:

—   corporate finance

—   governance

—   oil and gas
exploration and
production

—   oilfield services

—   securities law

—   human resources and
compensation

Robert L. Phillips, Q.C. (62) | Chairman of the board (since August 2007) | Independent

B.Sc.(Chemical Engineering), LLB

Robert Phillips is an experienced senior corporate executive. He was most recently the President and Chief Executive Officer of the BCR Group of Companies from 2001 to 2004. Within the oil and gas exploration and production and oilfield service sectors, he has served as Vice President of Husky Oil Limited and as President and Chief Executive Officer of PTI Group Inc. and Dreco Energy Services Ltd.

Mr. Phillips has served on the boards of publicly-traded and private corporations for more than 25 years, including several oil and gas exploration and production and oilfield service companies. In addition to Precision, he currently serves on the boards of several major Canadian corporations.

Mr. Phillips is an active private investor. He is a graduate chemical engineer and also practised corporate and securities law for over 15 years.

Mr. Phillips received his B.Sc. in chemical engineering and LLB from the University of Alberta.

Board and committee membership and attendance
Board of directors (Chairman)	13 of 13 (100%)
Audit Committee	6 of 6 (100%)
Corporate Governance, Nominating and Risk Committee	5 of 5 (100%)
Human Resources and Compensation Committee	4 of 4 (100%)

Compensation
Total compensation received for 2012	$290,500	Amount received as DSUs	$75,000 / 25.8%
Securities held
Precision shares held	42,207	DSUs held	41,596
Total shares and DSUs	83,803
Meets share ownership guideline	yes	Multiple of share ownership guideline	3x

Other public company boards and board committees during the last five years
Axia NetMedia Corporation	Audit committee, Compensation committee (chair) and Corporate governance and nominating committee (chair)	2000 – present
Boston Pizza Royalties Income Fund	Audit committee	2002 – 2008
Canadian Western Bank	Audit and Human resources and compensation committees	2001 – present
Capital Power Corporation	Compensation and Corporate governance and nominating committees	2009 – present
MacDonald, Dettwiler and Associates Ltd.	Chairman of the board Compensation and Corporate governance and nominating committees	2003 – present
TerraVest Income Fund	Audit, Compensation and Corporate governance and nominating committees	2004 – 2012
Tree Island Wire Income Fund	Audit committee	2004 – 2008
West Fraser Timber Co. Ltd.	Independent lead director, Compensation committee and Corporate governance and nominating committee (chair)	2005 – present

2013 Management Information Circular	17

Other important information about the nominated directors

Unique circumstances addressed by the board

Robert Phillips is an active corporate director with positions on several boards. The board and the Corporate Governance, Nominating and Risk Committee have reviewed his board memberships and determined that Mr. Phillips has consistently demonstrated that he is able to, and does, devote the necessary time and attention to Precision to carry out his duties effectively and act in our best interests. Mr. Phillips has consistently met our expectations:

—	he has a comprehensive understanding of our business
—	he is always well prepared for board discussions
—	he makes constructive contributions to all discussions
—	he is available to meet with management and fellow directors
—	he also maintained a 100% attendance record at board and committee meetings in 2012.

Other information

Except as noted below, none of the nominated directors is or has been:

—

personally, or a director, chief executive officer or chief financial officer of a company in the last 10 years that, during their term or after leaving the role if the triggering event occurred during their term was:

—	the subject of a cease trade order (or similar order), or
—	denied access to any exemption under securities legislation (for more than 30 consecutive days)
—	personally, or a director or executive officer of a company in the last 10 years that, during their term or within a year of leaving the role:
—	became bankrupt
—	made a proposal under any bankruptcy or insolvency laws
—	was subject to or instituted any proceedings, arrangement or compromise with creditors, or
—	had a receiver, receiver, manager or trustee appointed to hold its assets
—	personally:
—	subject to penalties or sanctions imposed by a court related to Canadian securities legislation or a Canadian securities regulatory authority
—	party to a settlement with a Canadian securities regulatory authority, or
—	subject to any other penalties or sanctions imposed by a court or regulatory body that a reasonable investor would consider important.

Patrick Murray was a director of Rancher Energy Corp. (Rancher) from April 20, 2007 to September 30, 2009. On October 28, 2009, Rancher filed a voluntary petition for relief under Chapter 11 of Title 11 of the Bankruptcy Code in the United States Bankruptcy Court for the District of Colorado. Rancher has since reorganized and sold its assets.

18	Precision Drilling Corporation

Meeting attendance

We expect all directors to attend all regularly scheduled board meetings and their committee meetings in person. They can attend by phone depending on the circumstances. The table below shows the number of board and committee meetings each director attended in 2012.

Name	Board	Audit Committee	Corporate Governance, Nominating and Risk Committee	Human Resources and Compensation Committee	Overall attendance
William Donovan	13 of 13 (100%)	6 of 6 (100%)	5 of 5 (100%)	-	24 of 24 (100%)
Brian Gibson	13 of 13 (100%)	2 of 2 (100%)	5 of 5 (100%)	-	20 of 20 (100%)
Robert Gibson	13 of 13 (100%)	6 of 6 (100%)	5 of 5 (100%)	-	24 of 24 (100%)
Allen Hagerman	13 of 13 (100%)	6 of 6 (100%)	-	4 of 4 (100%)	23 of 23 (100%)
Stephen Letwin	12 of 13 (92%)	-	-	4 of 4 (100%)	16 of 17 (94%)
Kevin Meyers(1)	13 of 13 (100%)	-	5 of 5 (100%)	4 of 4 (100%)	22 of 22 (100%)
Patrick Murray	13 of 13 (100%)	6 of 6 (100%)	-	2 of 2 (100%)	21 of 21 (100%)
Kevin Neveu	13 of 13 (100%)	6 of 6 (100%)	5 of 5 (100%)	4 of 4 (100%)	28 of 28 (100%)
Robert Phillips	13 of 13 (100%)	6 of 6 (100%)	5 of 5 (100%)	4 of 4 (100%)	28 of 28 (100%)

Note:

(1)

Dr. Meyers also participates in a management committee known as the Safety Council as the board’s representative. He attended each monthly meeting in 2012, however those meetings with management are not reflected in the above table.

2013 Management Information Circular	19

Appoint the auditors

The board recommends that KPMG LLP, Chartered Accounts (KPMG), be appointed as our auditors until the next annual meeting. KPMG was first appointed as our auditors more than five years ago. Representatives of KPMG LLP will be at the meeting and can respond to any questions.

Auditor independence

The independence of the auditor is essential to maintaining the integrity of our financial statements. We comply with Canadian securities laws relating to the independence of external auditors, services they can perform and fee disclosure. We also comply with the provisions of the U.S. Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley) and the accounting and corporate governance rules adopted by the U.S. Securities and Exchange Commission (SEC) that set out services which cannot be provided by external auditors.

The Audit Committee is responsible for overseeing the external auditor, and it meets with them every year to review their qualifications and independence. This includes reviewing formal written statements that set out any relationships with Precision that can have an impact on their independence and objectivity.

The Audit Committee approves the terms of engagement and the auditors’ fees, and pre-approves any permissible non-audit services. Management works with the external auditor every year to develop a list of proposed services that the committee reviews and pre-approves. To ensure independence, the committee prohibits the external auditor from providing certain services, but believes the auditor is best equipped to handle other non-audit services in permitted categories (like tax compliance).

You can find more information about the committee’s policies and procedures in our annual information form for the year ended December 31, 2012. It’s available on our website (www.precisiondrilling.com) and on SEDAR (www.sedar.com) or EDGAR (www.sec.gov), or you can ask for a copy by contacting the Corporate Secretary:

Precision Drilling Corporation 800, 525 – 8th Avenue S.W. Calgary, Alberta T2P 1G1	Phone: 403.716.4500 Fax: 403.264.0251 Email: corporatesecretary@precisiondrilling.com

Audit fees

The table below shows the fees billed to us and our affiliates for professional services provided by KPMG in fiscal 2012 and 2011:

Year ended December 31	2012	2011
Audit fees	$1,561,000	$1,943,000
fees billed to us for professional audit services
Audit-related fees	–	–
for assurance and other services that relate to the performance of the audit or review of our financial statements and are not reported as audit fees
Tax fees	495,000	361,000
for tax compliance services, tax advice and tax planning, including assistance and advice related to preparing income tax returns for us and our subsidiaries, expatriate tax compliance matters and general tax advice
Other fees	–	36,000
for translating financial information to French and advice about the application of International Financial Report Standards (IFRS)
Total	$2,056,000	$2,340,000

We require a majority of the votes cast by Precision shareholders either in person or by proxy to vote for the ordinary resolution.

The board recommends that you vote for the appointment of KPMG as our auditors until the next annual meeting and authorize the board to fix the auditors’ fees.

20	Precision Drilling Corporation

Repeal our old by-laws and adopting new by-laws

You’ll vote on confirming the repeal of our old by-laws on June 1, 2010 and adoption of our new by-laws as approved by the board on March 8, 2013.

The new by-laws are substantially similar to the old by-laws, except for the following:

—

introduce a new requirement that shareholders give Precision advance notice of and details about any proposal to nominate directors for election to the board when nominations are not made by requisitioning a meeting or making a shareholder proposal through the procedure set out in the Business Corporations Act (Alberta):

—

Annual shareholders’ meeting — notice must be given 30 to 65 days in advance of the meeting. If the meeting is to be held 50 days after we announce the meeting date, notice must be given within 10 days of the announcement.

—	Special shareholders’ meeting (that is not also an annual meeting) called to elect directors — notice must be given within 15 days of the announcement.
The notice must include information about the proposed nominated director and the shareholder making the proposal, as prescribed in Section 11 of our new by-laws.
This new requirement ensures all Precision shareholders, including those voting by proxy instead of in person at shareholder meetings, receive adequate notice and information about each nominated director so that they can make an informed voting decision.
—	increase the quorum requirement for shareholder meetings from 5% to 25% so we require a higher participation for a shareholder meeting to proceed, consistent with proxy advisory firm recommendations
—	provide the chairman with the ability to establish rules and procedures to run orderly and efficient shareholder meetings
—	remove the second or casting vote held by the chairman that may be cast in the event of an equality of votes at a meeting of directors
—

clarify that Precision will indemnify a director or officer, former director or officer and any other individual permitted by the Business Corporations Act (Alberta) to be indemnified in the manner and to the fullest extent possible under the Business Corporations Act (Alberta)

—	remove the requirement to appoint a President and Secretary as it is not mandatory under the Business Corporations Act (Alberta)
—	permit:
—	Precision to hold shareholder meetings by electronic means, and
—	Precision shareholders to participate in, and vote at, meetings by electronic means
—	remove provisions not applicable to public companies including references to unanimous shareholder agreements
—	add applicable references to the Securities Transfer Act (Alberta) relating to the transfer of securities
—	add flexibility to accommodate the use of electronic book-based or other non-certificated systems
—	include a provision to facilitate the payment of dividends
—	include a number of minor amendments to ensure that the new by-laws conform to the provisions of the Business Corporations Act (Alberta) and allow us to respond to evolving corporate practices.

The summary of the differences between the old by-laws and our new by-laws is qualified in its entirety by reference to the complete text of our new by-laws and, in the event of any conflict between the provisions thereof and this summary, our new by-laws will govern.

Although the new by-laws went into effect on March 8, 2013, shareholders must confirm the new by-laws at the meeting. If shareholders do not approve the ordinary resolution, the new by-laws will no longer be valid and the old by-laws will go into effect to regulate Precision’s business and affairs.

We require a majority of the votes cast by Precision shareholders either in person or by proxy to vote for the ordinary resolution.

The board recommends that you vote for confirming the repeal of the old by-laws and adoption of the new by-laws.

The new and old by-laws are available on SEDAR (www.sedar.com) and EDGAR (www.sec.gov), or you can request copies from our Corporate Secretary. You can also obtain a copy of our new by-laws on our website (www.precisiondrilling.com).

2013 Management Information Circular	21

Have a ‘say on pay’

You’ll have an opportunity to vote on our approach to executive compensation. In 2011, the board adopted a policy to hold an advisory vote on our approach to executive compensation at every annual meeting of shareholders. The board believes in having a constructive dialogue with shareholders about compensation and other important governance matters.

In 2013, you have the opportunity to vote for or against our approach to executive compensation through the following resolution:

“BE IT RESOLVED THAT, on an advisory basis and not to diminish the role and responsibilities of the Board, that the Shareholders accept the approach to executive compensation disclosed in Precision’s Management Information Circular delivered in advance of the 2013 Annual and Special Meeting of Shareholders.”

Please take some time to read the Compensation discussion and analysis starting on page 50. It explains our approach to compensation, how it aligns with shareholder interests and the different components that make up our executive compensation program.

The board recommends that you vote for the resolution.

While this is an advisory vote and the results are not binding on the board, the vote is an important part of our ongoing engagement with shareholders about compensation.

The board will take the voting results and other shareholder feedback into account when considering its approach to compensation in the future. If a significant number of shareholders oppose the resolution, the board will meet with shareholders to understand their concerns and review our approach to compensation in the context of these concerns.

Shareholders approved our approach to executive compensation by 97.80% in 2011 and by 96.89% in 2012. The board and the Human Resources and Compensation Committee continue to monitor developments in executive compensation to ensure that our approach, including our compensation practices and risk oversight, are appropriate.

22	Precision Drilling Corporation

Approve an amendment to our stock option plan

You’ll vote on approving an increase to the number of Precision shares available for issue under our stock option plan.

We currently have 11,103,253 Precision shares reserved for issue under our stock option plan and all other security-based compensation arrangements. We want to amend the plan to increase the number of shares reserved for issue from treasury exclusively under the stock option plan to 16,569,134 Precision shares.

Background

We previously had an employee trust unit option plan that allowed us to grant options to purchase Precision trust units, which was approved by the holders of Precision trust units on May 6, 2009. When we converted from a trust to a corporation on June 1, 2010, we amended and restated the plan and it became our stock option plan. Stock options are granted under the plan to purchase Precision shares, and all previously granted options to purchase Precision trust units became options to purchase Precision shares.

We currently have 10,236,696 Precision shares that remain reserved for issue as at March 1, 2013 under our stock option plan and all other security-based compensation plans, we have issued:

—	an aggregate of 707,596 Precision trust units and Precision shares on the exercise of stock options, and
—	158,961 Precision shares under all other security-based compensation plans.

The table below shows the number of Precision shares available for future stock option grants as of March 1, 2013, if the proposed increase is approved and assuming all outstanding stock options are exercised:

Balance of Precision shares reserved for issue as of March 1, 2013	10,236,696
LESS Precision shares subject to stock options outstanding as of March 1, 2013	8,593,251
Precision shares available for future stock option grants as of March 1, 2013	1,643,445

PLUS the proposed increase in Precision shares reserved for issue (approximately 1.98% of our issued and outstanding shares as of March 1, 2013)	5,465,881
Precision shares available for future stock option grants if shareholders approve the proposed increase	7,109,326

2013 Management Information Circular	23

The table below shows the breakdown of the number of Precision shares that would be reserved for issued under our security-based compensation plans (our stock option plan, old deferred share unit (DSU) plan and new DSU plan, if the proposed amendment is approved and the portion they would represent of our total issued and outstanding shares as of March 1, 2013:

	Number of Precision shares reserved for issue	% of issued and outstanding Precision shares as of March 1, 2013
Proposed increase in Precision shares reserved for issue	5,465,881	1.98%
Total number of Precision shares reserved for issued under our stock option plan, including the proposed increase	16,569,134	5.99%
Total number of Precision shares reserved for issue: — under our stock option plan, including the proposed increase in shares — together with the total number of Precision shares reserved for issue under our old DSU plan and our new DSU plan	18,369,134	6.64%

According to the policies and rules of the TSX, we must seek shareholder approval to increase the number of Precision shares to be reserved for issue from treasury under our stock option plan. The TSX has conditionally approved the proposed amendment to our stock option plan, subject to shareholder approval. We must receive a majority of the votes cast by Precision shareholders either in person or by proxy in favour of the ordinary resolution at the meeting.

The board recommends that you vote for approving the proposed increase to the number of Precision shares available for issue under our stock option plan.

See Appendix B for the full text of the ordinary resolution.

24	Precision Drilling Corporation

Confirm our shareholder rights plan

You’ll vote on confirming the continuation of and revisions to our shareholder rights plan.

We have a shareholder rights plan to ensure as much as possible that all shareholders are treated equally if there is a take-over bid or similar proposal to acquire Precision shares.

Take-over bids can be coercive or discriminatory, or initiated at a time when it may be difficult for the board to prepare an adequate response. These kinds of offers may result in our shareholders receiving unequal treatment or not realizing the full and fair value of their investment in Precision.

Our shareholder rights plan discourages these kinds of offers by creating potential significant dilution to the offeror by issuing contingent rights to all our shareholders to acquire additional Precision shares at a significant discount to the prevailing market price that could, in certain circumstances, be exercised by all our shareholders other than an offeror and its associates, affiliates and joint actors.

An offeror can avoid the potential dilution by making an offer that either:

—

qualifies as a “permitted bid” under our shareholder rights plan and therefore meets certain specified conditions (including a minimum deposit period of 60 days) and aims to ensure that all shareholders are treated equally, or

—

does not qualify as a “permitted bid” but is negotiated with us, and is exempted from the shareholder rights plan because it can bargain for agreed terms and conditions that it believes are in the best interests of Precision shareholders.

History of our shareholder rights plan

We established our shareholder rights plan on June 1, 2010 when we entered into a shareholder rights plan agreement with Computershare Trust Company of Canada, as our rights agent.

On March 8, 2013, the board approved the continuation of the plan, on the terms and conditions in the original shareholder rights plan agreement between us and Computershare and as amended and restated subject to shareholder approval.

Amended plan

The shareholder rights plan approved by our board is substantially similar to our current plan, and was amended to:

—	ensure that our shareholder rights plan is consistent with “new generation” shareholder rights plans recommended by proxy advisory firms
—	extend the term of our shareholder rights plan for another three years
—	expand the acquisitions exempt from the application of our shareholder rights plan to include:
—	an acquisition of Precision shares under an amalgamation, merger, arrangement or other statutory procedure which by their nature require shareholder approval
—

an acquisition of Precision shares made as an intermediate step in a series of related transactions in connection with the acquisition by us of a person or assets, provided that the acquiror of the shares distributes or is deemed to distribute these shares to its securityholders within 10 business days of the completion of the acquisition and, following the distribution, no person has become the beneficial owner of 20% or more of Precision shares then outstanding.

—	clarify the meaning of certain defined terms and make certain other minor amendments.

If shareholders approve the shareholder rights plan, it will remain in effect, as amended. The plan will otherwise terminate at the end of the meeting if shareholders do not approve it.

About permitted bids

Under current Canadian securities laws, a party that wishes to make a formal take-over bid for Precision shares must leave the offer open for acceptance for at least 35 days.

2013 Management Information Circular	25

The board believes this statutory minimum may be insufficient for it to:

—	evaluate a take-over bid (particularly if the consideration consists, wholly or in part, of shares or units of another issuer)
—	explore, develop and pursue alternative transactions that could better enhance shareholder value, and
—	make reasoned recommendations to Precision shareholders.

As a result, to qualify as a “permitted bid” under our shareholder rights plan, a take-over bid must remain open for acceptance for at least 60 days. The additional time gives the board more opportunity to assess the merits of an offer, identify other possible suitors or alternative transactions and give them time to come forward with competing and potentially superior proposals.

We are not proposing the continuation of our shareholder rights plan in response to, or in anticipation of, a pending, threatened or proposed acquisition or take-over bid. It is also not intended as a means to prevent a take-over of Precision, secure our management team or the board, or to deter fair offers for Precision shares.

Shareholder approval

Under the terms of our current plan, we must receive a majority of the votes cast by Precision shareholders either in person or by proxy in favour of the ordinary resolution and, if any Precision shareholders qualify as “independent shareholders” under our shareholder rights plan, a majority of the votes cast in favour by them. We are not currently aware of any Precision shareholders who would qualify as “independent shareholders” under our shareholder rights plan.

The board recommends that you vote for approving the continuation of our shareholder rights plan.

If our shareholder rights plan is not approved by shareholders at the meeting, all outstanding Precision rights issued under our shareholder rights plan will be redeemed at the redemption price.

See Appendix B for the full text of the ordinary resolution. See Appendix C for a summary of our shareholder rights plan, or contact our Corporate Secretary to receive a copy.

Other business

If there are amendments or variations to the items of business or other matters that properly come before the meeting, you or your proxyholder has the discretionary authority to vote as he or she sees fit.

As of the date of this circular, we’re not aware of any amendments or variations to the items of business or of any other matters that may properly come before the meeting.

26	Precision Drilling Corporation

2   Governance

We’re committed to high standards of corporate governance and believe strong corporate governance is fundamental in generating long-term shareholder value. This section discusses our governance policies and practices, and the role and functioning of our board.

2013 Management Information Circular	27

Our governance practices

Precision is a public company and our shares are listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE). We comply with corporate governance guidelines that apply to Canadian companies listed on the TSX, regulatory requirements and the NYSE corporate governance standards that apply to us as a foreign private issuer registered with the SEC in the U.S. We’re committed to maintaining high standards of governance in a rapidly changing environment.

Our corporate governance practices meet or exceed the guidelines adopted by the Canadian Securities Administrators (CSA) set out under National Instrument 58-201 – Corporate Governance Guidelines and SEC rules that apply to us.

We monitor regulatory developments and governance best practices as they evolve. We adopt regulatory changes that apply to us as a dual-listed issuer in Canada and the U.S., and incorporate best practices in governance that are appropriate to our circumstances.

The only major difference between the governance practices set by the TSX and the NYSE standards for U.S. domestic companies listed on the exchange relates to shareholder approval of equity compensation plans. We explain the difference between the NYSE and TSX rules in the corporate governance section of our website (www.precisiondrilling.com/AboutPrecision/CorporateGovernance).

Maintaining high standards

The board reviews our governance principles and evaluates our governance mandates, guidelines, policies and procedures on a regular basis to make sure they’re appropriate and that we maintain our high standards. The board also monitors regulatory developments in Canada and the U.S. to keep abreast of developments in governance and enhance transparency of our corporate disclosure.

Our governance standards

—     the majority of our board is independent under applicable laws

—     non-management directors meet separately from management at every board meeting

—     the board and each board committee has a written mandate or charter

—     all members of each committee are independent under securities laws

—     each committee conducts an annual self-assessment

—     the board and each committee tracks their activities against their mandate or charter and annual goals at each regularly scheduled meeting

—     our internal audit department does ongoing assessments of our internal controls and updates management and the audit committee regularly

—     management presents risk management assessments to the board and committees regularly

—     our code of business conduct and ethics applies to all directors, executive officers, employees and contractors

Our governance mandates and policies are reviewed regularly by the board and its committees. The current documents are posted on our website and include:

—	the board mandate and committee charters

—	our corporate governance guidelines

—	position descriptions for the board chair, each committee chair and the Chief Executive Officer

—	our code of business conduct and ethics

—	our disclosure policy

—	our insider trading policy

—	a summary of the significant differences between the NYSE corporate governance standards and our governance mandates and policies.

The governance disclosure in this circular meets National Instrument 58-101 – Disclosure of Corporate Governance Practices, specific rules adopted by the SEC and Sarbanes-Oxley, NYSE rules and Canadian rules relating to audit committees under National Instrument 52-110 – Audit Committees. The board has approved the governance disclosure in this circular based on the recommendation of the Corporate Governance, Nominating and Risk Committee.

28	Precision Drilling Corporation

Our philosophy

Operating independently

A director is independent if he doesn’t have a direct or indirect material relationship with us. A relationship is material if it could reasonably be expected to interfere with a director’s independent judgment, regardless of any other association he may have.

The board is responsible for determining whether or not each director is independent. It uses criteria that meets the CSA’s standards as set out in National Instruments 52-110 and 58-101, National Policy 58-201 and the NYSE corporate governance standards.

The board has determined that eight of the nine nominated directors are independent directors. Kevin Neveu is not independent because of his role as our President and Chief Executive Officer.

Directors must give the Corporate Governance, Nominating and Risk Committee information about their business and any other relationships they have with us (and our affiliates) and senior management (and their affiliates) when they join the board. They must also advise the committee if there is a material change to their circumstances or relationships that could affect the board’s assessment of independence.

Independent chair

Robert Phillips has served as the chair of our board since 2007. He is a non-executive, independent director. The board has not appointed an independent lead director.

The chair is responsible for the effective functioning of the board, and provides leadership to the board and is the primary liaison between the board and management. His duties include:

—	ensuring we adopt and comply with procedures that allow the board to conduct its work effectively and efficiently

—	setting the agenda for board and shareholder meetings

—	presiding as chair at all board and shareholder meetings, and ensuring there is free and open discussion at each meeting

—	ensuring the board receives timely and relevant information

—	ensuring the board reviews and approves corporate strategy developed by management

—	monitoring the implementation of the strategy

—	serving as the liaison between the board and management.

The board approved a written position description for the chair, and reviews it every year. The position description is in the corporate governance section of our website (www.precisiondrilling.com/AboutPrecision/CorporateGovernance).

In camera sessions

The independent directors meet without management at every board and committee meeting. In 2012, there were eight regularly scheduled meetings and five ad hoc meetings. Board and committee meetings do not run for a fixed length of time, so directors can have open and frank discussions about any issues of concern.

See Board committees starting on page 39 for information about the responsibilities of each committee and their activities in 2012.

Share ownership

Share ownership guidelines help align the interests of directors and shareholders.

Each director is expected to own twice the value of their annual retainer in Precision shares by February 2014, or within four years of joining the board (whichever is later). See the director profiles starting on page 9 for details.

2013 Management Information Circular	29

Serving on other boards

We don’t have a policy on interlocking directorships, but we expect that none of the nominated directors will be serving together on other public company boards at the time of our annual and special meeting of shareholders.

We don’t limit the number of other public company boards our directors can sit on, but the committee discusses our director expectations with potential candidates so they understand the time commitments and expectations before agreeing to be nominated as a director. Members of our Audit Committee can serve on the audit committees of up to three other public companies unless the board decides that serving on more than three will not reduce the director’s ability to serve effectively on behalf of Precision’s shareholders. This restriction is set out in the Audit Committee mandate.

The director profiles starting on page 9 list the other public company boards the nominated directors sit on. Robert Phillips is a director of a number of public company boards, but he has always met his commitments to the Precision board, and attended 100% of our board and committee meetings in 2012. See Unique circumstances addressed by the board on page 18.

Skills and experience

Directors are only nominated if they have an appropriate mix of skills, knowledge and business experience, and a history of achievement. This experience is critical for the board to provide effective oversight and support our future growth.

The Corporate Governance, Nominating and Risk Committee uses a skills matrix unique to Precision and based on our vision, strategy and 5 year plan to assess the composition of the board and for recruiting new director candidates. The committee looks at industry knowledge, financial acumen, leadership skills, depth of exposure to various markets and understanding of our business and our customers when assessing potential candidates.

Skills matrix

Director at a glance	W. Donovan	B. Gibson	A. Hagerman	C. Hughes	S. Letwin	K. Meyers	P. Murray	K. Neveu	R. Phillips
Years on board	4	1	6	New nominee	6	1	10	5	8
Citizenship	US	Cdn	Cdn	France/ Cdn	Cdn	US	US	Cdn	Cdn
Board interconnects	-	-	-	-	-	-	-	-	-
Independent director	✓	✓	✓	✓	✓	✓	✓	x	✓
Age	61	57	61	49	57	59	70	52	62

30	Precision Drilling Corporation

Director skills and experience	Minimum	Nominated directors
Leadership
Senior leadership experience	all	9
Experience driving strategic insight and direction to encourage innovation and conceptualize key trends to continuously challenge the organization to sharpen its vision while achieving significant organic growth.
Strategic planning and focus	all	9
Experience with planning, evaluation, and implementation of a strategic plan. This includes a demonstrated ability to focus on longer term goals and strategic outcomes, as separate from day-to-day management and operations.
Business development	3	9
Experience developing and implementing an organization’s vision & strategy as well as augmenting sales and marketing to improve customer acquisition and retention.
Industry experience
Oilfield service	3	5
Senior executive experience leading an oilfield service company combined with a strong knowledge of Precision’s strategy, markets, competitors, financials, operational issues, regulatory concerns and technology.
Oil and gas	3	8
Senior executive experience in the oil and gas industry combined with a robust understanding of Precision’s customers, markets, operational challenges, strategies, regulatory matters and technology.
Land rig manufacturing/Technology expertise	1	4
Significant knowledge of manufacturing or a technical expertise regarding land drilling rigs, well service rigs and associated oilfield equipment.
Financial literacy
Accounting	3	6
Executive experience in financial accounting and reporting and knowledge of other considerations and issues associated with the auditing requirements of public companies. Familiarity with internal financial controls.
Corporate finance/Mergers and acquisitions	2	7
Senior executive experience in corporate finance with significant experience and a demonstrated knowledge of debt and equity markets as well as mergers and acquisitions.
Geographic
International	2	8
Senior executive experience working in an organization with global operations where Precision is or may be active. Has a thorough understanding of different cultural, political and regulatory requirements.

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Director skills and experience	Minimum	Nominated directors
Business experience
Information technology expertise	1	2
Executive experience leading an information technology organization or within an organization leading the information technology division. Experience with planning, evaluation, and implementation of an information technology system.
HR and Compensation	1	9
Executive experience or board compensation committee participation with a thorough understanding of compensation, benefit and pension programs, legislation and agreements including specific expertise in executive compensation programs, incentives, equity and perquisites.
Health, safety, environment and social responsibility	1	7
Thorough understanding of industry regulations and public policy related to workplace health, safety, environment and social responsibility. Demonstrated commitment to Precision’s HSE values.
Legal	1	4
Experience in corporate securities and mergers acquisitions, litigation, contract law, international law, intellectual property, regulatory/public policy.
Board experience
Governance/Board and committees	3	9
Prior or current experience as a board member of a major organization (public, private or non-profit) as well as serving on board committees.
Risk assessment	3	9
Experience in the process of identifying principal corporate risks and to ensure that management has implemented the appropriate systems to manage risk.
Government relations	1	5
Experience in strategic government relations and effective communications for public sector, private sector and not-for-profit boards.
Behavioral traits
Teamwork	all	9
An executive who supports and cultivates a collaborative environment so that other members may freely express differing opinions and engage in discussions on the complex issues which bear heavily on the future of Precision.
Devil’s advocacy	1	9
An executive who fosters an environment of congenial controversy in an effort to minimize “groupthink” and increase open-mindedness, improve problem solving, and allow for better integration of diverse views.

Every other year, and most recently in 2011, we hire an experienced third party to conduct board, board committee, board chair and peer assessments. These assessments, combined with interviews and evaluations conducted by the board chair, are considered in the Corporate Governance, Nominating and Risk Committee’s ongoing analysis of board composition and areas for enhancing the focus and continuous improvement of board skills.

32	Precision Drilling Corporation

Director development

Director education helps directors maintain skills, gain insights and increase their understanding of our operations and current and emerging issues that affect our business and governance practices.

Our orientation program familiarizes new directors with Precision, the drilling industry and our expectations of directors. New directors have an opportunity to meet with management, and they receive an orientation manual with information about Precision and the industry, our values, our strategic plan, policies and governance guidelines, talent and performance management, succession planning and our annual operating and capital budgets. The Corporate Governance, Nominating and Risk Committee reviews the manual to make sure the content is current and appropriate.

Continuing education keeps directors up to date on governance requirements and developments and on issues we face in our business. Directors receive presentations at board and committee meetings and also attend webinars, conferences and seminars. Our General Counsel provides quarterly updates on emerging governance and regulatory matters. Management makes directors aware of conferences and seminars that may be of interest.

In 2012, directors attended conferences held by U.S. and Canadian industry associations on best practices in corporate governance and risk oversight. They received training on our Anti-Bribery Anti-Corruption Policy and general compliance. They also attended a session on short-service employee safety training and toured our U.S. training rig. We also hosted experts in business continuity and critical risk, strategic planning and global economics. Many directors made site visits to Precision facilities.

Members of the board attended the following conferences and other sessions focusing on issues relating to internal governance, operations and external industry including:

Operations
New employee orientation – drilling rigs (overview and tour)	Internal training
Safety observation training (overview)	Internal training

Members of the Audit Committee and various other members of the board attended the following conferences and other sessions focusing on issues related to finance, audit and risk as part of their continued education plans:

Financial strategy and risk management	Institute of Corporate Directors (ICD); Deloitte
The audit committee’s interaction with the Chief Compliance Officer	KPMG and the National Association of Corporate Directors (NACD)
Capital projects: Adding value with construction auditing	Institute of Internal Auditors (IIA)
State of the internal audit profession – 2012 study	PriceWaterhouseCoopers (PwC)

Members of the Corporate Governance, Nominating and Risk Committee along with various members of the board attended the following conferences and other sessions on issues relating to corporate governance and board effectiveness:

The board’s role in developing strategy	NACD
How effective boards communicate with directors	University of Texas, Institute for Excellence in Corporate Governance)
The emerging trend of proxy battles	ICD
Social media strategy: Risks and strategies	University of Texas, Institute for Excellence in Corporate Governance)
Anti-bribery and anti-corruption training	Training on Precision policies

Members of the Human Resources and Compensation Committee along with various members of the board attended the following conferences and other session on issues relating to human resources and executive compensation:

Human resources and compensation committee effectiveness	ICD
2012 Executive Compensation update	Meridian Compensation Partners, LLC

2013 Management Information Circular	33

Policies and standards

Code of business conduct and ethics

Our code of business conduct and ethics incorporates our fundamental principles and applies to our directors, executive officers, employees and contractors. Everyone is given a copy of the code, and respecting it is a condition of employment, or term of office in the case of directors. We also conduct training sessions on ethical issues for employees.

The code covers the following, among other things:

—	financial reporting and accountability
—	confidentiality
—	conflicts of interest
—	complying with laws
—	corporate opportunities
—	reporting illegal or unethical behaviour
—	fair dealing
—	reporting breaches or violations of the code.

Every director, executive officer and employee has to acknowledge that they have read, understood and will abide by the code. Every member of the senior management team has to certify every quarter whether they are aware of any breaches of the code.

Our hotline promotes a culture of ethical conduct because it allows anyone (at Precision or otherwise) to report, confidentially and anonymously, any suspected illegal, unethical or improper conduct. An independent third party operates the hotline and produces reports for management. Our legal group and internal audit team review the reports and investigate any alleged breaches of the code. Our internal audit team updates the Audit Committee with quarterly reports. The third party notifies the Audit Committee immediately if the allegation is fraud.

Only the board can waive an aspect of the code, and must promptly disclose the details to shareholders, as required by law. The board has not waived any aspect of the code to date, and we have not had to file a material change report relating to a departure from the code.

Disclosure policy

We issue timely, fair and accurate disclosure of all material information relating to Precision to keep shareholders and the public informed about our affairs.

Respecting our disclosure policy is critical to maintaining our integrity, and each director, executive officer and employee has an obligation to make sure we conduct ourselves according to the policy and its objectives. We review the policy regularly and update it as appropriate.

Insider trading policy

Our insider trading policy:

—	prevents insider trading
—	has established a regular black-out calendar
—	communicates clearly that short-term, speculative or hedging transactions involving Precision shares are prohibited
—	fulfills our obligations to stock exchanges, regulators and investors.

The policy applies to all directors, executive officers and employees, and is reviewed every year by the Corporate Governance, Nominating and Risk Committee.

34	Precision Drilling Corporation

Clawback policy

The Human Resources and Compensation Committee has monitored recent developments on mandatory recoupment and “clawback” policies adopted by companies in Canada and the United States. In 2013, Precision intends to adopt a clawback policy consistent with our approach to corporate governance and as a prudent part of our risk management and compliance program. We believe strongly that our senior leaders are accountable for their decisions and our compensation program, including the policies, employment agreements and incentive plans, must align consequences with Precision’s best interests.

You can find our current policies in the corporate governance section of our website (www.precisiondrilling.com/AboutPrecision/CorporateGovernance). The code of business conduct and ethics is also available on SEDAR (www.sedar.com).

Role of the board

The board of directors is responsible for the stewardship of our business and affairs. It oversees the conduct of our business, provides direction to management and ensures that all major issues affecting our business and affairs are given proper consideration.

Our board believes in respect, trust and candour, and fosters a culture of open dialogue. The board has several responsibilities and may delegate matters to its committees, while maintaining proper oversight. The board may also delegate certain responsibilities to management from time to time, as permitted by law.

You can read about the board’s duties in more detail in the board mandate (see Appendix A).

Overseeing the CEO

The CEO is appointed by the board and is responsible for stewarding our affairs. His key responsibilities are articulating our vision, developing and implementing a strategic plan that’s consistent with our vision and focusing on creating value for shareholders.

The CEO’s annual objectives are specific, quantifiable goals. The Human Resources and Compensation Committee recommends the annual objectives to the board for approval, and assesses the CEO’s performance against these objectives at the end of the year.

The board has established clear limits of authority for the CEO. These are primarily limitations relating to his financial authority, significant or material transactions and departures from the strategic plan. The CEO is accountable to the board, and the board conducts a formal review of his performance each year.

The board has approved a position description for the CEO, which is available in the corporate governance section of our website (www.precisiondrilling.com/AboutPrecision/CorporateGovernance).

Expectations of directors

We expect our directors to:

—	comply with our code of business conduct and ethics, including our conflict of interest disclosure requirements
—	develop an understanding of our strategy, business environment and operations, the markets we operate in and our financial position and performance
—	diligently prepare for each board and committee meeting by reviewing all meeting materials in advance
—	actively and constructively participate in each meeting, and seek clarification from management and outside advisors when necessary so they fully understand the issues being considered
—	participate in continuing education programs
—	participate in our assessment process.

We believe that an active and engaged board governs more effectively, and we expect our directors to strive to attend all board meetings, their committee meetings and the annual meeting of shareholders in person. Directors may participate in regular meetings by phone if circumstances require. See Meeting attendance on page 19 for details about each director’s attendance record in 2012.

2013 Management Information Circular	35

Decision-making and conflicts of interest

The board strives to make all decisions in the best interests of Precision, and considers the interests of our shareholders, customers, employees, suppliers, communities where we operate, the environment, governments, regulators and the general public.

From time to time our directors will face potential conflicts of interest related to our business. Some directors may hold management or director positions with customers or with other oilfield services providers that may be in direct competition with us. Some of them may also be involved with entities that may, from time to time, provide financing or make equity investments in companies that compete with us. Any conflicts are subject to the procedures and remedies set out under the Business Corporations Act (Alberta). If a director finds himself in a conflict of interest, he will advise the chair and abstain from participating in any discussions and voting on the matter, or excuse himself from the meeting.

We aren’t aware of any existing or potential material conflicts of interest between us and any nominated director.

Strategic planning

Management is responsible for developing our strategic plan, and holds a strategic planning session with the board every year. Management carries out a look-back assessment of key strategic initiatives and annual review, revises our future five-year strategic plan based on our progress and establishes annual corporate objectives and goals. They also discuss other strategic issues like corporate opportunities and the main risks facing our business.

The board also holds a budget planning meeting with management to review and approve the operating and capital budget for the following year.

Strategic issues are continuously assessed throughout the year.

Risk oversight

We face may risks as part of our business activities, including operating, financial, governance, health and safety, environmental, compensation, strategic and reputational risk.

The board has overall responsibility for risk oversight and assigns specific risks to the board committees:

Committee	Risk responsibilities
Audit	Monitors certain financial risks
Human Resources and Compensation	Oversees compensation risk, talent management risk and succession risk
Corporate Governance, Nominating and Risk	Oversees overall governance and risk management framework

We continually manage and assess risk, review our approach, and provide a comprehensive update to the board and committees regularly.

Internal controls

The board is responsible for overseeing the integrity of our internal controls and management information systems. It delegates responsibility for overseeing the controls over accounting and financial reporting systems to the Audit Committee.

Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting, and provides quarterly updates to the Audit Committee. The Executive Vice President and Chief Financial Officer presents our financial results and forecasts to the Audit Committee and the board quarterly.

Quarterly reporting to the board and Audit Committee provides reasonable assurance that public reporting of our financial information is reliable and accurate, our transactions are appropriately accounted for, and our assets are adequately safeguarded.

Management evaluated the effectiveness of our system of internal control over financial reporting and concluded that the system was effective in providing reasonable assurance as of December 31, 2012. KPMG audited our internal controls over financial reporting as of December 31, 2011 and provided an unqualified opinion. KPMG also provided an unqualified opinion on our consolidated financial statements as at and for the years ended December 31, 2012 and 2011.

36	Precision Drilling Corporation

We have an enterprise-wide quarterly certification process to reinforce risk accountability and compliance at all levels. Management reviews the results and reports them to the board quarterly.

Compensation risk

We have compensation policies, procedures and a formal decision-making process to help manage compensation risk. The Human Resources and Compensation Committee is responsible for overseeing compensation risk and mitigating risk as much as possible, and the board must approve all decisions affecting the pay of our most senior executives.

The committee conducted an internal compensation risk assessment to ensure that our compensation policies and practices are sound and that our compensation program does not pose any material risk to the company. The internal review utilized the framework developed by Mercer in 2011. The committee identified no material risks in our compensation policies and practices. The committee retains Mercer to undertake an assessment every other year or when there are material program changes.

In 2012, Mercer provided market data for benchmarking compensation, an update on industry trends, a review of the compensation comparator group and conducted a review of compensation for the CEO and CFO positions. Human Resources management carried out a compensation review of all other executive positions.

See Message on compensation governance on page 44 for more information about how we manage compensation risk and the risk assessment carried out by Mercer.

Talent management and succession planning

Precision has a talent management and succession planning process that applies to all employees. Our objective is to have high performers in key roles across the organization and to ensure we have a pipeline of talented people to fill these roles in the future. We believe in the importance of offering high potential employees career development through competency field-based training, meaningful and varied work experiences, mobility and formal development.

Our talent management priorities include:

—	acquiring and retaining people with high potential early in their career

—	selective external hiring of seasoned executives and senior managers
—	identifying and assessing high performers, and developing those with potential

—	maintaining engagement while monitoring their development to drive high performance and retention

—

providing high potential candidates with opportunities to present to the board of directors and inviting them to board functions where they can interact with directors and senior executives informally.

Our succession strategy is a blend of promotion from within and recruiting external candidates for key positions as appropriate. This strategy ensures smooth and timely transition at senior levels, minimizes disruptions caused by change in leadership, maintains consistency in business strategy, practices and culture, and at the same time allows for different perspectives and fresh thinking from outside Precision. Developing our people and filling most of the succession placements from within helps retain high potential employees.

Management also focuses their attention on all levels of management to ensure there is a well-trained, high-performing pool of talent with a broad range of business and functional experience who contribute to a collaborative culture and values for building a sustainable, high performing company.

Management provides annual updates to the Human Resources and Compensation Committee, and the CEO meets in camera with the committee every year to review the depth of the talent pool and the succession capacity for critical roles.

Assessments

The Corporate Governance, Nominating and Risk Committee assesses the effectiveness of the board, board committees, the chair and individual directors every year.

Board assessment

Every other year, and most recently in 2011, we hire an experienced third-party to carry out a comprehensive review of our board and peer assessments. These assessments are combined with interviews with each director and certain members of our senior executive. The review focuses on board effectiveness and director interaction to help determine whether the board’s skills, individual director experience and the overall functioning are sufficient for the board to fulfill

2013 Management Information Circular	37

its oversight responsibilities and support our strategic objectives. The Chairman of the board combines this report with the results of his personal interviews with each director to create a summary for the Corporate Governance, Nominating and Risk Committee and the board.

We use the results to focus on continuous improvement in board performance. We develop action plans and monitor to ensure follow through and satisfactory results.

Annually, the board reviews the board and committee mandates, and the position descriptions of the board and committee chairs, and approves any changes.

Committee assessment

Annually, each committee completes an annual self-assessment of its effectiveness in carrying out the duties specified in its charter and terms of reference, and its performance against pre-determined annual goals.

Each committee chair sets annual goals in consultation with committee members, taking into account our strategic vision, annual business plan and issues our shareholders have raised through our engagement process or interaction with governance organizations.

Director assessment

The Corporate Governance, Nominating and Risk Committee reviews:

—	the competencies, skills and personal qualities of each director

—	the contributions each director made to the effective operation of our board

—	any significant change in the main occupation of each director.

The Chairman of the board meets with each director to discuss various issues, focusing particularly on maximizing the contributions each director makes to the board and committees. He uses a checklist to discuss short and long-term goals, and establishes action items so each director can enhance his personal contributions to the board and improve overall effectiveness. He also shares peer feedback as appropriate, and reviews their progress and action items. Each director also offers input on enhancing the effectiveness of the other directors and the board overall.

The Chairman of the board discusses the results of the individual evaluations with each committee chair, and summarizes his findings for the committee and the board.

Board renewal

Each director’s term expires at the end of the next annual meeting or when a successor is elected or appointed to the board. We don’t have a mandatory retirement policy.

Nominating directors

The Corporate Governance, Nominating and Risk Committee is responsible for assessing each director’s competencies and skills and reviewing the ideal qualities and skills for an effective board.

The board, management and shareholders identify qualified candidates from time to time. The committee assesses candidates against criteria approved by the board and the qualities and skills of the current board, and approaches the strongest candidates to determine their level of interest. See the matrix of attributes and ideal complement on page 31.

The committee then recommends the most qualified people as nominated directors to be elected at the annual meeting.

A shareholder can recommend a candidate by submitting the person’s name, background, qualifications and experience to our Corporate Secretary. Recommendations will be forwarded to the committee chair, who will present them to the committee for consideration.

38	Precision Drilling Corporation

Communicating with the board

We’re committed to shareholder engagement and communicating with our shareholders. Shareholders and other interested parties can communicate with members of the board, including the chair and other non-management directors.

Shareholders can contact the board, the Chairman of the board or any of the directors by writing to:

Precision Drilling Corporation

Suite 800, 525 - 8th Avenue S.W.

Calgary, Alberta T2P 1G1

Attention: Corporate Secretary

Or email: corporatesecretary@precisiondrilling.com

We expect all of the nominated directors to attend the annual and special meeting of shareholders if you wish to speak to them in person.

Board committees

The board established three standing committees to help it carry out its responsibilities more effectively:

—	Audit Committee

—	Corporate Governance, Nominating and Risk Committee

—	Human Resources and Compensation Committee.

The board may also create special ad hoc committees from time to time to deal with other important matters. Each standing committee consists of independent directors.

Each standing committee has a charter and terms of reference and each committee chair has a position description that is approved by the board (available on our website).

The committee reports that follow on the follow summarize each committee’s charter, composition, responsibilities and key activities in 2012.

2013 Management Information Circular	39

Audit Committee

Allen R. Hagerman (chair)

William T. Donovan, Brian J. Gibson, Robert J.S. Gibson, Patrick M. Murray, Robert L. Phillips

Each member of the Audit Committee must be independent and financially literate to meet regulatory requirements in Canada and the U.S., and the NYSE corporate governance standards. The board looks at the director’s ability to read and understand the financial statements of an operating business with similar complexity as Precision in determining whether a director is financially literate, and has determined that each member is independent and financially literate within the meaning of National Instrument 52-110 and the corporate governance standards of the NYSE.

Mr. Donovan, Mr. Brian Gibson, Mr. Hagerman and Mr. Murray are all considered financial experts. They meet the requirements because of their training and expertise.

The committee has three main areas of responsibility:

Financial reporting

Oversees the quality and integrity of financial reporting

The committee reviews the following and recommends them to the board for approval:

—   annual audited financial statements and MD&A

—   quarterly financial statements and MD&A.

Internal control systems

Oversees the quality, integrity and performance of our internal control systems for finance and accounting, our internal audit function and our disclosure controls

The committee receives reports on the following every year:

—   our disclosure controls and practices

—   our internal controls over financial reporting

—   the timetable and process for the CEO and CFO to certify the accuracy of our quarterly and annual securities filings.

External auditor

Oversees the external auditor (currently KPMG LLP)

The committee reviews the external auditor’s annual audit plan, fees, performance and independence.

The committee must pre-approve all services that the external auditor provides to make sure they remain independent.

The committee is also responsible for overseeing:

—	compliance with laws and regulations relating to financial reporting

—	compliance with the provisions of the code of business conduct and ethics relating to financial reporting matters

—	certain financial risks delegated by the board.

You can find more information about the Audit Committee in our annual information form, which is incorporated by reference in this circular and filed on SEDAR (www.sedar.com).

The committee met six times in 2012, and met without management present at every meeting. It also met separately with KPMG and with the Director, Audit Services at every meeting.

40	Precision Drilling Corporation

Corporate Governance, Nominating and Risk Committee

William T. Donovan (chair)

Brian J. Gibson, Kevin O. Meyers, Robert L. Phillips, Robert J.S. Gibson

The committee is responsible for overseeing compliance with current and emerging governance requirements, developing and implementing best governance practices, director assessment and compensation as well as oversight of our approach to enterprise risk management.

Board operations

Oversees the board operations from a governance perspective

The committee:

—   assesses the size and composition of the board

—   assesses the number of committees and their composition and mandates

—   ensures directors have access to continuing education programs

—   oversees directors’ compliance with our code of business conduct and ethics.

Director compensation

Develops a director compensation package with advice from an independent external consultant

The committee:

—   reviews director compensation every year recommends director compensation to the board for their review and approval.

Board and director assessment

Assesses the overall effectiveness of the board and committees

The committee:

—   develops and implements an evaluation process

—   assesses skills appropriate for an effective board and identifies skills we should recruit for when making changes to the board

—   maintains a board succession plan that meets our needs and the interests of shareholders.

Corporate governance principles

Carries out corporate governance initiatives

The committee:

—   evaluates our approach to corporate governance, to ensure we continue to comply with corporate governance requirements and assess and implement evolving good governance practices

—   reviews key corporate policies including the code of business conduct and ethics and insider trading and disclosure policies

—   reviews the board’s mandate, committee charters and position descriptions of the board and committee chairs.

Enterprise risk management

Ensures the organization actively evaluates its business risks

The committee:

—   evaluates our approach to enterprise risk management, to ensure we assess risks which may impede our business goals

—   reviews processes in place to mitigate risks and manage risks to within acceptable tolerances, as established by management and reviewed with the committee.

The committee met five times in 2012, and met without management present at every meeting.

2013 Management Information Circular	41

Human Resources and Compensation Committee

Kevin O. Meyers (chair)

Allen R. Hagerman, Stephen J.J. Letwin, Robert L. Phillips, Patrick M. Murray

The committee is responsible for human resources and compensation governance and all matters relating to executive compensation.

Executive compensation

Consults with management and seeks advice from an independent external consultant to develop our general philosophy on compensation, and reviews all compensation policies and programs for our executives and recommends them to the board for approval

The committee’s review and recommendations include:

—   the annual corporate goals and objectives for the CEO and other executive officers

—   the CEO’s performance against those goals and objectives

—   the compensation for the CEO based on the committee’s assessment

—   the compensation for the executive officers based on the CEO’s evaluations

—   a review of our compensation for the CEO and senior management

—   employment contracts with the executive officers.

The committee is also responsible for assessing compensation risk and overseeing the development and implementation of compensation programs, including any incentive and equity-based plans.

Talent management and succession planning

Monitors succession planning for the CEO and other key roles

The committee:

—   reviews the succession planning process for the CEO, senior executives and all key positions

—   identifies replacements to immediately step into those positions in an emergency situation

—   also identifies other candidates who have the potential to fill senior executive and other key positions and oversees their development in our talent management system.

Other major Human Resources programs

The committee is responsible for overseeing the development and implementation of the following programs:

—   attraction, recruitment and retention metrics

—   employee development, including performance management, training and development and talent management

—   pension and benefits.

The committee is responsible for reviewing and approving compensation disclosure management prepared for this circular.

The committee met four times in 2012, and met without management present at every meeting.

42	Precision Drilling Corporation

3    Compensation

‘Pay for performance’ is a key part of our compensation programs. We strive to have compensation programs that support our strategic objectives, drive High Performance, High Value services to our customers and create shareholder value over the long term.

This section discusses compensation governance, our director and executive compensation programs, and the decisions affecting executive pay for 2012 and 2013.

2013 Management Information Circular	43

Message on compensation governance

Dear shareholder,

Both Precision and the board are committed to high standards of corporate governance.

The Human Resources and Compensation Committee is responsible for compensation governance and all matters relating to executive compensation. One of its main duties is ensuring that all compensation policies, decisions and plan designs are consistent with Precision’s high governance standards. It also recommends the compensation for the CEO and other senior executives to the board for its review and approval, and reviews and approves the compensation disclosure in this circular.

The committee has a strong mix of skills and experience to effectively carry out its duties and responsibilities on behalf of the board and Precision’s shareholders. It has five members: Dr. Kevin Meyers (Chair), Allen Hagerman, Stephen Letwin, Mr. Patrick Murray and Robert L. Phillips (Chair of the board).

Skills and experience	Number of directors
Business experience	5 of 5
Industry experience	5 of 5
Financial background	4 of 5
Compensation experience (compensation committees of other public companies or organizations)	4 of 5
Financial background	4 of 5
CEO experience	3 of 5

All committee members are independent, and the committee operates independently of management. It also meets without management present at every committee meeting.

Dr. Meyers is a member of a compensation committee of two other public companies, Mr. Phillips has compensation experience as a member of the compensation committee of five other public companies and Mr. Hagerman sits on the compensation committees of two significant not-for-profit organizations.

See page 9 for more information about the directors’ background and experience, and page 42 for details about the committee’s responsibilities and its key activities in 2012.

Formal decision-making process

The committee fully recognizes the growing attention investors and other stakeholders are putting on compensation issues. No decision or recommendation is taken lightly. The committee follows a strict, formal process for reviewing compensation programs and making recommendations to the board. All decisions about executive pay are based on our pay for performance philosophy and must be approved by the board.

Risk management

The committee plays a critical role in managing compensation risk as part of its overall duties and responsibilities, and focuses on four key areas to mitigate risk:

—	reviews market data with its independent consultant every year to make sure our compensation is competitive

—	reviews the performance measures under our incentive plans every year

—	reviews the components of our compensation programs every year

—	monitors governance issues and industry developments.

44	Precision Drilling Corporation

In 2011, the committee carried out a compensation risk assessment as part of its oversight activities and in response to Canadian regulatory requirements and increasing attention on governance practices in general. Mercer assessed our compensation policies, program and individual components in seven key areas. It confirmed that our compensation policies and program structure are sound, and it did not identify any material risks.

Seven areas of compensation risk

1.    Pay mix

2.    Incentive plan funding

3.    Performance period

4.    Performance measures

5.    Pay for performance

6.    Amount of incentive payouts

7.    Plan governance and risk mitigation

The committee conducted an internal assessment in 2012 using Mercer’s framework, and the compensation program was largely unchanged. The committee did not identify any material areas of risk based on its assessment.

Key findings

—   Executive compensation includes fixed and a significant portion of variable pay.

—   There is an appropriate balance between short and long-term incentives and the type of award (time and performance-based vesting, and option and share-based awards).

—   Long-term incentives account for more than half the total compensation for senior executives.

—   Variable incentive plans are not directly linked to our ability to pay.

—   Absolute and relative measures are used to assess performance and the short-term incentive plan and performance share unit (PSU) plan have threshold levels of performance.

—   Incentive plans have different performance periods, varying from one to seven years.

Mercer’s 2012 work plan

—   providing market data for benchmarking compensation, industry trends and issues

—    reviewing the compensation comparator group

—    reviewing executive compensation and advising as appropriate

—    advising on governance matters relating to compensation

—    reviewing the compensation discussion and analysis for this circular

—    reviewing our TSR performance under our PSU plans

—    attending committee meetings, as required

—   The committee assesses performance under each plan separately according to the structure of each plan, its performance metrics and actual results.

—   The incentive plans are structured so payouts are not excessive.

—	Total payouts under all incentive plans are a manageable percentage of our ability to pay.

—	The committee can use discretion to increase or decrease the short-term incentive award in light of actual performance and any extenuating circumstances.

The committee at its discretion plans to carry out a third-party compensation risk assessment when required to ensure compensation risk is managed appropriately.

In addition to Mercer’s review of our compensation for the CEO and CFO positions in 2012, Human Resources management carried out a compensation review of all other executive positions.

2013 Management Information Circular	45

Independent advice

The committee receives independent advice on compensation matters, and has worked with Mercer since 2006. Mercer reviews the competitiveness of pay levels, issues and risks relating to executive compensation design and provides insights into market trends and advice on technical compensation matters. The committee pre-approves all services Mercer provides to make sure they remain objective and independent.

The table below shows the total consulting fees paid to Mercer over the last two years.

Year	Executive compensation-related fees (Human Resources and Compensation Committee)	All other fees (pension and benefits consulting)
2012	$128,903	$96,250
2011	$130,987	$90,947

Management seeks independent advice on human resources and compensation matters from time to time. It uses Towers Watson for these services to maintain impartiality and avoid any conflicts of interest.

Strong governance foundation

The committee is satisfied that our compensation policies and practices do not encourage any inappropriate risk taking and that we have proper policies and practices in place to identify and mitigate potential risks facing the company. As a matter of principle, the committee does not gross-up incentive awards to account for withholding taxes. It also does not backdate or re-price stock options.	96% ‘say on pay’ approval ratings

The committee continues to assess various governance issues and industry developments to make sure our practices and policies are appropriate and effective. We have received over 96% approval from our shareholders over the past two years on our approach to executive compensation.

The committee can also use discretion when making compensation recommendations to the board. It uses judgment to make sound decisions on company performance and that are in the best interests of shareholders while adhering to the overall objectives of our compensation programs.

Sincerely,

Dr. Kevin Meyers

Chair, Human Resources and Compensation Committee

46	Precision Drilling Corporation

Director compensation

Compensation discussion and analysis

This section describes our director compensation program, including how compensation is set and the different components of our director compensation program.

Approach

We offer director compensation that’s fair and competitive in order to retain and attract high quality directors to our board.

The Corporate Governance, Nominating and Risk Committee reviews director compensation every year using published compensation surveys for reference. It also seeks independent advice from the external consultant every few years as part of this process.

It generally sets compensation at or slightly below the median of a comparator group of public companies within the broader oilfield services industry (see page 56). Following a market review in 2012, we increased the annual retainer paid in DSUs, adjusted the committee retainers and meeting fees and eliminated the travel fee (see page 48 for details).

We do not offer performance-based compensation for non-management directors.

Our CEO does not receive director compensation as he is compensated for his role as President and CEO.

Share ownership

We require our directors to have an ownership stake in the company to align the interests of our directors and shareholders.

Each director is expected to own at least twice the amount of their annual retainer in Precision shares. The board increased this level in February 2010, and directors must meet this guideline by February 2014 or within four years of joining the board (whichever is later).

Only shares held directly or beneficially through a nominee, as well as DSUs count towards meeting our share ownership guidelines. We use the actual purchase cost or the current market price (whichever is higher) to value shares and calculate the ownership levels. (Market value is calculated using $8.40, the closing price of Precision shares on the TSX on March 1, 2013.) See page 48 for more information about our DSU plan.

2013 Management Information Circular	47

Components

Director compensation is cash and equity based, and includes three components:

—	annual retainer
—	meeting fees
—	other.

The director fee schedule was revised in 2012 based on a market review. The annual retainer paid in DSUs was increased from $60,000 to $90,000 in DSUs, committee retainers are now consistent with the Audit Committee retainers and meeting fees, and meeting fees were increased for board meetings and committee meetings other than the Audit Committee, and the travel allowance has been eliminated. The table below shows the new 2012 fee schedule, which went into effect on July 2, 2012:

2012 ($)
Annual retainer
Chair of the board	90,000 in DSUs + 135,000
Committee chairs	15,000
Board member	90,000 in DSUs + 40,000
Committee members	7,500
Meeting fees
Board meeting	1,500
Audit Committee meetings	2,500
Other board committee meetings	1,500
Other
Reimbursement of expenses while performing board duties	Determined as circumstances require

Directors automatically receive a portion of their fees in DSUs. They can choose to receive all or a portion of the balance of their retainers and fees in DSUs instead of cash.

We maintain separate DSU accounts for each director. Fees are paid quarterly, and we use the weighted average closing price of Precision shares on the TSX for the five trading days immediately prior to the payment date (generally the last business day of each quarter) to calculate the number of DSUs.

DSUs vest immediately. When the director retires from the board, he can redeem them, either for cash or Precision shares (at our sole discretion, as long as there is a public market for Precision shares). The shares are either purchased on the open market by an independent broker, using the cash (after deducting any withholding taxes) that would otherwise have

About DSUs

A deferred share unit (DSU) is a phantom unit equal to the fair market value of a Precision share. It is settled in cash or shares after the director retires.

A new DSU plan was approved by shareholders in May 2011 and went into effect on January 1, 2012.

Directors received DSUs under the old DSU plan until the end of 2011. See Equity incentive plan information on page 76 for more information about the prior plan.

been paid to the director, or issued by us from treasury at a subscription price per share equal to the fair market value of Precision shares.

Directors can receive a lump sum payment or two separate payments anytime up until December 15 of the following year, as long as the dates don’t fall within a blackout period. If the director doesn’t specify a redemption date, DSUs issued under the new plan will be redeemed on one date, six months after the termination date. We calculate the cash amount by multiplying the number of DSUs by the weighted average closing price of Precision shares on the TSX for the five trading days immediately prior to the payout date, and then deduct any withholding taxes that apply.

If a director becomes an employee of Precision or an affiliate, he can no longer participate in the DSU plan as of that date, but can participate again when his employment ends.

DSUs cannot be transferred or assigned to another person, other than certain rights that pass to a director’s beneficiary or estate when they die (according to the terms of the plan). The Human Resources and Compensation Committee can also grant discretionary DSUs to directors for service on the board, but hasn’t done so to date.

The committee and the board review the DSU plan periodically to ensure it continues to meet our business objectives and remains competitive.

48	Precision Drilling Corporation

2012 compensation details

The table below shows the fees we paid our independent directors for the year ended December 31, 2012. Mr. Phillips receives a higher retainer because of his increased duties and responsibilities as Chairman of the board.

Share-based awards is the portion of the annual retainer, meeting and other fees received as DSUs, based on $60,000 in the first half of 2012 and $90,000 beginning July 2, 2012, in accordance with the terms of our DSU plan.

All other compensation includes a travel stipend of $1,000 paid to directors for each meeting held outside their home country, which was discontinued beginning July 2, 2012.

Name	Cash fees earned ($)	Share-based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
William T. Donovan	97,753	75,000	–	–	–	3,000	175,753
Brian J. Gibson(1)	12,375	90,957	–	–	–	–	103,332
Robert J. S. Gibson	62,121	107,500	–	–	–	1,000	170,621
Allen R. Hagerman	7,500	171,882	–	–	–	1,000	180,382
Stephen J. J. Letwin	68,125	75,000	–	–	–	–	143,125
Kevin Meyers(2)	82,253	101,875	–	–	–	4,000	188,128
Patrick M. Murray	79,993	85,000	–	–	–	3,000	167,993
Frederick W. Pheasey(3)	nil	45,893	–	–	–	1,000	46,893
Robert L. Phillips, Q.C.	214,500	75,000	–	–	–	1,000	290,500

Notes:

(1)	Brian Gibson started to receive compensation as a director as of June 1, 2012. He resigned from AIMCo. on May 31, 2012.
(2)	Dr. Meyers received $16,500 for attending 12 Management Safety Council meetings in 2012 as the board’s representative. This amount is included in his total.
(3)	Mr. Pheasey retired from the board at the end of our 2012 annual meeting of shareholders.

2013 Management Information Circular	49

Executive compensation

Compensation discussion and analysis

Overview

This section describes our executive compensation program for 2012, our performance, and the key decisions affecting executive pay for our Chief Executive Officer, Chief Financial Officer and the three next most highly compensated officers (our named executives):

—	Kevin A. Neveu, President and Chief Executive Officer (CEO)
—	Robert J. McNally, Executive Vice President and Chief Financial Officer (CFO)
—	Douglas J. Strong, President, Completion and Production Services
—	Gene C. Stahl, President, Drilling Operations
—	Niels Espeland, President, International Operations

This report was prepared by management, and reviewed and approved by the Human Resources and Compensation Committee.

2012 performance highlights

2012 was a year marked by volatile oil and gas commodity prices. Factors including oil transportation bottlenecks which caused regional oil commodity price discounts, record natural gas inventory levels which led to deeply depressed natural gas prices, and general economic uncertainty overshadowed much of the industry and led to weakening customer demand	You can read more about our strategy in our 2012 MD&A on our website (www.precisiondrilling.com), on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).
for oil and gas services as the year progressed. This uncertainty was directly reflected in the depressed equity valuations experienced by most land-based oilfield service companies.

Precision achieved higher average dayrates, a full year of directional drilling revenue and higher international activity, but revenue was affected by lower activity in Canada and the United States. Earnings before income taxes, finance charges, foreign exchange, impairment of goodwill, loss on asset decommissioning and depreciation and amortization (Adjusted EBITDA) declined in 2012 because of lower utilization and higher operating costs partially offset by the higher day average dayrates.

Despite a challenging year, we completed several key initiatives to position Precision for long-term growth and success:

—

Manufactured and deployed 36 contracted new build Super Series drilling rigs, upgraded 11 existing drilling rigs, grew the international fleet from two rigs to eight, announced future international contracts and grew directional drilling activity levels.

—	Invested in Completion and Production Services by expanding coil tubing and rental service offerings and further penetrating U.S. markets.

—	Invested in people, systems and infrastructure, including continued investments in the Houston and Red Deer Technology Centers which both include a state-of-the-art, fully functional training rig.

—

Maintained capital discipline by reducing capital expenditures to reflect a softer market condition, increasing liquidity with an expanded revolving credit facility and, as free cash flow outlook improved, implemented a quarterly dividend starting in December 2012.

50	Precision Drilling Corporation

These initiatives delivered on three strategic priorities we set out at the beginning of 2012:

1.	Execute our High Performance, High Value strategy, by continuing to deliver safe, repeatable, predictable and reliable performance with environmental responsibility.

2.	Execute on existing organic growth opportunities including contracting additional new build and upgraded drilling rigs, adding assets and people to our directional drilling business unit and Completion and Production Services segments, and pursuing additional rig deployments internationally.

3.	Build our brand, by continuing to promote Precision’s High Performance, High Value brand with customers, employees, investors and within the communities in which we operate.

Key compensation decisions

Since his appointment as CEO in 2007, Mr. Neveu has focused on building a strong future for Precision, developing a dynamic collaborative culture focused on customer service and the safety and retention of our employees.

Our results underpin the compensation decisions for our named executives, recommended by the Human Resources and Compensation Committee in consultation with Mercer and approved by the board.

Base salaries

—	In March 2012, the named executives (other than Mr. Espeland) received a 3% increase, compared to an average of 4.4% for eligible employees across the company.
—	There were no changes to base salaries for the named executives in March 2013, compared to an average of 3% for eligible employees across the company.

Short-term incentive plan (STIP)

—	Annual bonuses for 2012 declined as a result of lower financial performance against the financial metrics established at the beginning of the year.
—

Funding of the corporate component was 68.75% out of a potential 150%, based on the committee’s assessment of corporate performance against pre-determined financial and operational metrics in the STIP scorecard.

—	Individual performance for the named executives ranged from 12.5% to 37.5% out of a potential 0 to 50%.

Long-term incentive plans

—	No restricted share units (RSUs) were awarded to the named executives in 2012.
—	The at-risk compensation for the named executives was increased with a 2012 long-term incentive grant consisting of 50% options and 50% PSUs.
—	The total direct compensation package for the CEO was adjusted with approximately 80% of compensation considered variable or at-risk.
—	A performance multiplier of 1.6x was approved for the 2010 PSU award that vested on December 31, 2012 and the award was paid out.
—	The restricted share units (RSUs) under the 2010, 2011 and 2012 awards that vested were approved and paid out.
—	A 2013 long-term incentive award was granted to the named executives, consisting of 50% options and 50% PSUs, all of which is considered at-risk compensation.

The sections that follow discuss the compensation program, compensation decisions for the named executives and our performance in more detail.

2013 Management Information Circular	51

Share performance and executive compensation

The graph below shows our total shareholder return (TSR) over the last five years assuming $100 was invested in Precision shares (units) on December 31, 2007 and dividends (or distributions) were reinvested over the period. It compares our TSR to the total return of the S&P/TSX Composite Index (S&P/TSX), the S&P/NYSE Composite Index (S&P 500) and the Philadelphia Stock Exchange Oil Service Sector Index (OSX).

Market environment

—

Drilling activity gained significant momentum in 2008 spurred by high oil and natural gas prices that peaked and then retreated sharply with the global banking crisis, triggering lower demand expectations for energy services.

—

In 2009, we, like the oilfield services sector generally, experienced one of the sharpest downturns and lowest levels of activity for oilfield services in recent history. The downturn in the land drilling market bottomed in mid-2009 and began showing signs of improvement towards the end of the year. Our acquisition of Grey Wolf, Inc., which was agreed to prior to the global banking crisis and completed in late 2008, substantially increased our long-term debt and the interest rate on that debt. This, combined with the dilutive effect from the rights offering, created an adverse effect on investor’s perception of the value of our shares.

—

Our strong performance in 2010 exceeded most of the financial and operational targets set at the beginning of the year, demonstrating an exceptional recovery from the severe global economic down turn and financial challenges of 2009.

—

We delivered exceptional financial and strategic results in 2011, with all financial measurements significantly above the expectations set at the beginning of the year. We were also successful in contracting 42 new rig build contracts in the U.S. and Canada during 2011. Several key strategic initiatives were also accomplished during the year, including significant development of our directional drilling business and finalization of a long-term contract for three drilling rigs in Saudi Arabia. Our financial and strategic successes, however, were largely overshadowed by broad market concerns over a slow economic recovery in the U.S., the European debt crisis and general macro-economic concerns.

—

In 2012, our operating market softened with volatile oil prices, depressed natural gas prices and general economic uncertainty, which were all reflected in lower industry activity in Canada and the U.S. Despite the challenging environment, we completed several initiatives to position Precision for long-term growth and success. We manufactured and deployed 36 new build drilling rigs, upgraded 11 existing drilling rigs, grew the international drilling fleet from two active rigs to eight and increased directional drilling activity. We signed contracts for additional rig deployments in Kuwait, Mexico and the Kurdistan region of Iraq. We invested in the Completion and Production Services division through new service lines and increased penetration of the U.S. market. We continued to focus on capital discipline in investment and maintained balance sheet flexibility with an increased revolving credit facility.

52	Precision Drilling Corporation

Cost of management ratio

The table below compares the growth in our market capitalization and our net earnings to the total compensation cost for our named executives for the last three years.

Total compensation awarded to our named executives decreased 1% from 2010 to 2012, while our market capitalization grew by $164 million and net earnings by $289 million over the three-year period.

	2010	2011	2012	3-year total
Total cost (in $millions)	$10.1	$9.5	$9.6	$29.2
Net earnings (in $millions)	$43.5	$193.5	$52.4	$289.4
Total cost as a % of net earnings	23.2%	4.9%	18.3%	10.1%
Growth in market capitalization (in $millions)	$538.8	$252.2	($626.7)	$164.3
Total cost as a % of growth in market capitalization	1.9%	3.8%	(1.5%)	17.8%

Compensation trend

Of our five named executives, Mr. Neveu, Mr. Strong and Mr. Stahl have been employees for at least five years. Mr. McNally was appointed CFO in July 2010 and Mr. Espeland was appointed President, International Operations in November 2011.

While total compensation for our named executives has generally moved in tandem with our TSR from 2007 to 2012, there is not a direct correlation between TSR and the total compensation of the named executives because base salary and our short-term incentive plan are not based on share performance.

—

For 2007 and 2008, only the 25% retention portion of the long-term incentive awards was paid out as our performance did not meet the aggressive threshold criteria for the three-year performance period of each plan.

—

In early 2009, in response to the significant decline in the trust unit price and the need for Precision to conserve cash to repay debt, Mr. Neveu declined his earned 2008 short-term incentive award of $571,000 and Mr. Strong accepted a reduced award. In addition, we froze base salaries for the named executives.

—

In late 2009 and early 2010, our share price started to recover. In order to reflect the increased scope and responsibilities of some of our named executives and to enhance the alignment with our compensation philosophy, we increased base salaries for selected executives, including our CEO who was significantly below the 25th percentile of our compensation comparator group at the time.

—

In early 2011, we approved a 2% salary increase for each named executive, except for Mr. Espeland, who joined Precision in November 2011. As a result of our strong operational and financial performance and removal of the 2.5% EBIT cap, the short-term incentive awards for 2011 increased significantly compared to prior years, but long-term incentive awards remained largely the same as in 2010.

—

In March 2012, the named executives (other than Mr. Espeland) received a 3% increase in base salary. The 2012 short-term incentive awards declined as a result of lower financial performance. Grant values of the 2012 long-term incentive awards were the same level as 2011, except for Mr. Neveu. His award increased from $1,885,020 to $2,472,662.

—	Since 2011, all long-term incentive awards granted to the named executives (excluding the RSU sign-on grant for Mr. Espeland) consisted of 50% options and 50% PSUs, and are at-risk compensation.

2013 Management Information Circular	53

Granted vs. realizable compensation

The chart below shows the breakdown of the average compensation for the CEO and the named executives with three full years of compensation data (Mr. McNally, Mr. Strong and Mr. Stahl), comparing their target compensation to the summary compensation table and realizable compensation. Realizable compensation reflects the value of any incentive awards that vested and/or were exercised as well as the value of unvested/unexercised awards during the measurement period.

54	Precision Drilling Corporation

Approach

We foster a ‘pay for performance’ culture throughout Precision, and our ability to retain and attract high performing executives is a key part of ensuring our success.

Our compensation programs are designed to attract and retain our executive team and are built to motivate them to deliver High Performance, High Value services to our customers in order to deliver value to shareholders over the long term. Our compensation programs must be competitive and in line with shareholder interests, and reward executives for collaborating to achieve strong corporate and individual performance, without subjecting us to excessive or unnecessary risk.

We believe in programs that relate directly to our financial performance and that our shareholders and regulators consider to be fair and reasonable.

Our compensation programs:

—	support the achievement of our short and long-term strategic objectives
—	align the interests of our executives and shareholders with a focus on increasing shareholder value
—	incorporate a mix of corporate and individual objectives to support our values and collaborative culture
—

create a clear and direct link between compensation and achieving business objectives by offering an appropriate mix of fixed and variable (at-risk) pay that is competitive with the market and ties future income to our share performance

Executives participate in the same compensation programs as our other salaried employees, but have a higher weighting on variable (at-risk) pay.

Benchmarking

We benchmark compensation levels using a comparator group of public companies that we compete with for executive talent.

We set targets for base salaries at or slightly below the median. The short-term incentive accounts for approximately 20% of total compensation while long-term incentives account for 50 to 60% depending on the position of the named executive. Targets for total compensation (including base salary and short and long-term incentives) are set at the median (50th percentile) for typical or median performance, and at the 75th percentile or higher for exceptional corporate and individual performance.

Total compensation for each executive is based on performance, leadership and management skills, collaboration, experience and education, combined with succession planning considerations, competitive pressures and internal equity.

About the comparator group

Working with Mercer, we review the results of compensation forecast surveys and benchmark our executive compensation program to our compensation peer group to make sure our compensation is fair and competitive, while maintaining internal equity.

The comparator group includes contract drilling, well servicing and offshore drilling companies as well as companies from the broader oilfield services industry that we compete with for talent, market share and customers. We also look at these companies to assess compensation trends and market practices.

Companies are selected based on the following factors, which provide a reasonable indicator of the complexity of each company:

— revenue — EBITDA — assets — total employees	— market capitalization — enterprise value — geographic footprint — complexity of service offerings

Our 2012 comparator group includes 14 companies, profiled below based on public information. Originally our peer group included 16 companies, however Complete Production Services was acquired by Superior Energy Services, and Flint Energy Services Inc. was acquired by URS Corporation so we removed them from the peer group.

2013 Management Information Circular	55

(in millions of Cdn$ (1))

Period ending December 31, 2012 Company name	Revenue(2) ($)	EBITDA(2) ($)	Assets(3) ($)	Employees(3) (#)	Market cap(4) ($)	Enterprise value(4) ($)
Ensco PLC	$4,222	$2,044	$18,227	8,000	$13,761	$18,470
Superior Energy Services Inc.	3,968	1,122	7,786	6,500	3,266	5,095
Helmerich & Payne	3,262	1,307	5,932	9,429	5,919	6,029
Patterson-UTI Energy Inc.	2,722	990	4,555	7,300	2,781	3,298
Trican Well Service Ltd.	2,422	402	2,408	5,384	1,921	2,493
Ensign Energy Services Inc.	2,245	578	3,043	8,759	2,355	2,858
Key Energy Services Inc.	1,959	456	2,760	10,400	1,050	1,915
Basic Energy Services Inc.	1,374	357	1,595	5,600	480	1,176
Unit Corp.	1,315	371	3,760	2,674	2,187	2,831
Rowan Cos PLC	1,313	494	6,986	2,719	3,882	4,946
Pioneer Energy Services Corp.	919	248	1,339	3,750	450	942
Trinidad Drilling Ltd.	878	282	1,611	3,172	832	1,374
Hercules Offshore Inc.	709	162	2,016	2,300	978	1,585
Parker Drilling Co.	702	264	1,256	2,317	544	902
75th percentile	$2,647	$887	$5,588	7,825	$3,146	$4,534
50th percentile	1,667	429	2,902	5,492	2,055	2,662
25th percentile	1,018	300	1,712	2,832	868	1,427
Average	$2,001	$648	$4,520	5,593	$2,886	$3,851
Precision Drilling Corporation	$2,041	$671	$4,300	7,813	$2,272	$3,213

Notes:

(1)	All US$ values have been converted to Cdn$ based on the average 2012 exchange rate of $0.9996 Cdn$/US$.
(2)	Trailing 12-month revenue and EBITDA.
(3)	Most recently reported assets and number of employees.
(4)	Market capitalization and enterprise value based on public information available as at December 31, 2012.

The committee reviews the composition of the comparator group every year or when required due to acquisitions that impact the group to make sure it is appropriate for compensation planning purposes, and looks specifically at our size compared to each company based on the factors listed above. Mercer assists the committee by reviewing company proxy materials, and gathering third party compensation surveys and relevant data from other similar size companies in the energy sector (by revenue) if compensation data for equivalent executive positions isn’t available in the proxy materials.

We also use a comparator group to measure relative TSR performance under our PSU plan. This group is somewhat different because it includes companies we compete with for investors. The committee and Mercer review the composition of this group at the beginning of each year (see page 60 for details).

Our decision-making process

The CEO participates in the compensation design process by recommending to the committee specific performance targets for executive officers at the beginning of each year.

At the end of the year, the CEO submits a self-assessment of his performance against his personal objectives and business targets that the committee and the board approved at the beginning of the year. The committee assesses the CEO’s leadership, execution of our short and long-term business plans, his performance against the CEO position description and his own evaluation of his personal objectives and business targets. The committee also consults with Mercer to review the positioning of the CEO’s compensation against the comparator group.

The committee then recommends the CEO’s compensation to the board for its review and approval.

56	Precision Drilling Corporation

Similar to the CEO, each executive completes a self-assessment of their performance against their personal objectives and business targets that are established and approved at the beginning of the year. The CEO reviews each self-evaluation and assesses the executive’s leadership in advancing our short and long-term strategic plans. The Senior Vice President, Corporate Services assists the CEO in developing the recommendations and supporting materials for the committee.

The committee brings forward and the board approves all compensation decisions for our senior executives (our CEO, CFO, Presidents and Senior Vice-Presidents, which includes the named executives).

Share ownership

We have share ownership guidelines to align our executives’ interests with those of our shareholders. The board increased the guidelines for the CEO from 3x to 5x annual base salary in July 2012 to be consistent with best practices. Our guidelines apply to senior executives who are already SEDI filers and all executives have five years to meet the ownership requirements, which must be met by February 2015 or within five years from the effective date of their position (whichever is later).

We calculate share ownership based on the actual purchase cost or the current market value of our shares, whichever is higher. We do not count RSUs, PSUs or options toward meeting the guidelines.

The table below shows the targets and share ownership levels for each named executive as at December 31, 2012:

Named executive	Share ownership target (as a multiple of base salary)	Actual share ownership	Meets guideline
Kevin A. Neveu President and CEO	5x	361,756	yes
Robert J. McNally Executive Vice President and CFO	2x	65,333	yes
Douglas J. Strong President, Completion and Production Services	2x	72,000	yes
Gene C. Stahl President, Drilling Operations	2x	53,729	yes
Niels Espeland President, International Operations	2x	0	has until 2016

Components

Total direct compensation includes a mix of fixed and variable (at-risk) pay:

Element	Form of award	Performance period	Payout
Base salary	Cash	One year	Fixed amount
Short-term incentive	Cash	One year	At-risk, variable based on corporate and individual performance
Long-term incentives	Performance share units	Three year cliff vest	At-risk, amount depends on total share return (TSR) against comparator group Settled in cash
	Stock options	Seven years (one-third vests each year over three years)	At-risk, value depends on the appreciation in our share price relative to the strike price Dilutive plan
	Restricted share units	Three years (one-third vests each year)	Partially at-risk, amount depends on share price Settled in cash

Base salary

Base salary is fixed pay for performing day-to-day responsibilities. It reflects experience, education, time in the role, performance, internal equity and market competitiveness based on the compensation comparator group.

2013 Management Information Circular	57

Short-term incentive plan

The short-term incentive plan (STIP) is designed to reward annual corporate and individual performance and is based on market competitiveness calculated based on the formula set out below:

Each participant can earn an annual cash bonus that’s tied to a specific target opportunity (STIP target) based on their role and level, and expressed as a percentage of base salary. Corporate performance at target accounts for 75% and individual performance at target accounts for 25%. The maximum annual bonus potential is 200% of the STIP target and is based on exceptional corporate and individual performance.

Awards are based on an assessment of corporate and individual performance measures against company-wide financial and operational metrics.

The committee can use discretion to increase or decrease the STIP awards in light of our actual performance for the year and any extenuating circumstances.

Measuring corporate performance

The committee sets financial and operational metrics at the beginning of each year based on business objectives, management’s recommendations and market conditions. Each metric has a weighting, threshold, target and stretch objective defined as follows:

Threshold	Minimum level of performance to be eligible for an incentive payout
Target	Target level of performance
Maximum	Level of performance at which incentive payout is capped

At the end of the year the committee assesses actual corporate performance based on the achievement of our objectives and assigns a score for each metric. The sum is the corporate component, and it ranges from 0 to 150% of the STIP target.

In 2012, we used two financial and three operational metrics to measure corporate performance, consistent with the two previous years. The financial metrics are strong indicators of our financial performance. Our operational metrics reflect how well we performed in three strategic areas. We do not disclose specific details of our operational results for proprietary reasons as we believe disclosing this information would give our competitors an unfair advantage when competing for business.

Corporate	Weighting
Financial metrics
Operating earnings (EBIT)	0-45%
— measures our profitability and generally calculated as revenue less expenses
Return on capital employed	0-45%
— measures the amount of operating earnings relative to our capital structure
Operational metrics
Safety performance	0-30%
— key to our operations and ensures we maintain focus on keeping employees safe
Mechanical downtime	0-15%
— low unplanned mechanical downtime lowers costs and increases revenue
Employee retention	0-15%
— a key factor to support future growth and provide High Performance, High Value customer service
Corporate component	0-150%

58	Precision Drilling Corporation

Measuring individual performance

Individual performance is based on how well each participant performs their day-to-day duties and the achievement of the objectives set with their leader at the beginning of the year. Our performance management system uses a five-point rating scale to determine the individual component, and it ranges from 0 to 50% of the STIP target.

Rating scale	Performance score
Exceptional performance	50%
Strong performance	37.5%
Solid performance	25% (target)
Striving performance	12.5%
Improved performance required	0%
Individual component	0-50%

The committee believes the percentage allocation between corporate and individual is appropriate because it emphasizes company-wide performance and promotes a collaborative culture, while also recognizing individual performance. This supports our pay for performance philosophy.

Long-term incentive plans

We offer three long-term incentives (typically offered by large issuers within our industry), each with different vesting and eligibility criteria and designed to:

—	align the interests of participants with those of our shareholders
—	reward participants for achieving growth in shareholder value
—	retain participants in a competitive and highly cyclical environment.

We determine the value of long-term incentives awarded to each position based on comparable positions among our compensation comparator group, while also taking into consideration internal equity and overall market competitiveness. Long-term incentive grants previously awarded to employees are not taken into consideration when new grants are determined.

Generally, the more senior the position, the greater the weighting on variable (at-risk) long-term incentive grants. Senior executives receive 50% PSUs and 50% options, which allows us to tie incentive payouts to both mid and long-term horizons and measure both relative and absolute performance. If required, we grant RSUs to new senior executive hires to compensate them for deferred compensation they forfeited with a former employer.

Performance share units

Form of award	Notional share-based awards, plan is non-dilutive
Who participates	Senior executives including the CEO and CFO and below Non-management directors do not participate in the plan
Purpose	Granted annually to recognize, retain, motivate and reward for creating shareholder value
Vesting	Cliff vest at the end of three years, units earn dividend equivalents quarterly at the same rate as dividends paid on our common shares
Payout	Settled in cash based on the formula below
Forfeiture	Unvested PSUs are forfeited if the executive resigns or is terminated for cause
Assignment	Cannot be assigned

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Payout multiplier

The committee’s compensation consultant calculates our relative performance based on our TSR ranking against the performance comparator group. The committee reviews the ranking and determines the multiplier based on the table below. TSR is adjusted to reflect distributions or dividends paid over the period, and the multiplier is interpolated if our performance falls between ranges. The committee recommends the multiplier to the board for final approval.

TSR ranking	Multiplier
75% or higher	2.0 x payout
50% (median)	1.0 x payout
35% ranking	0.4 x payout
Ranking below 35%	zero payout

For the 2010 PSU grants, the committee can use its discretion to reduce the payout by half if our average return on capital does not exceed 10%. For the 2011 and 2012 PSU grants, the committee determined that it was appropriate to remove the return on capital threshold as our STIP already included the return on capital measure and Mercer advised it is not typical to have this kind of reducing factor on a PSU plan that is designed to measure relative TSR.

Performance comparator group

The committee establishes the PSU performance comparator group at the beginning of each year with assistance from its compensation consultant. The table below shows the comparator group for 2012, which consists of companies with similar business operations (i.e., land-based drilling and well servicing) that compete with us for investors. The performance peer group is slightly different from the compensation comparator group, which includes similar size companies that compete with us for executive talent.

Basic Energy Services Inc.	Parker Drilling Co.	Trican Well Service Ltd.
Ensign Energy Services Inc.	Patterson-UTI Energy, Inc.	Trinidad Energy Services Ltd.
Helmerich & Payne	Pioneer Drilling Co.	Unit Corporation
Key Energy Services, Inc.	Savanna Energy Services Corp.
Nabors Industries	Superior Energy Services, Inc.

Stock options

Form of award

Option to buy Precision shares at a price that is at least the fair market value on the grant date. Fair market value (“strike price”) is the weighted average trading price of a Precision share on the TSX (Canadian stock options) or the NYSE (U.S. stock options) for the five trading days prior to the grant.

Plan is dilutive

Who participates	Senior executives, including the CEO & CFO and key employees. Non-management directors do not participate in the plan
Purpose	Granted annually to retain, motivate and reward participants with an incentive to enhance shareholder value by tying long term compensation directly to increases in the market value of our shares
Vesting	One-third vest each year beginning on the first anniversary of the grant date. Expire after seven years, unless the board determines otherwise
Payout	Based on when the options are exercised Options only have value if the price of Precision shares increases above the strike price
Forfeiture	See Termination and change of control on page 78 for details
Assignment	Options or any other benefits cannot be assigned or transferred, other than as permitted by law

Every February, the committee recommends to the board, for approval, the granting of stock options to all eligible participants. The committee administers the plan and grants stock options to new eligible participants on a quarterly basis.

The committee does not take into consideration previous grants of stock options when recommending new stock option awards to the board, except to consider both aggregate and individual limits on stock option grants.

If the holder cannot exercise their stock options within three business days of the normal expiry because of trading restrictions in our insider trading policy, we’ll extend the expiry date by seven business days from the end of the blackout period. The extension can be longer if the TSX or NYSE allows it and the board approves it.

60	Precision Drilling Corporation

If there is a change of control and Precision shares are converted into or exchanged for securities of another entity, any outstanding stock options will be replaced for stock options in the continuing entity on substantially the same terms and conditions. See Termination and change of control on page 78 for more information about the treatment of the options if a named executive’s employment is terminated with or without a change of control.

Amending the plan

The board can amend or terminate the plan at any time without shareholder approval, unless it’s to:

—	increase the number of Precision shares reserved for issue under the stock option plan;
—	reduce the exercise price of a stock option
—	extend the term of a stock option
—	increase any limit in our stock option plan on grants to insiders
—	add any form of financial assistance by Precision for the exercise of options
—	change who is eligible to participate
—	change the amending provisions, or
—	grant the board additional powers to amend the plan or any option without shareholder approval.

Any changes, however, won’t affect any rights option holders have already accrued.

Unitholders approved the stock option plan in 2009 and the plan was amended on June 1, 2010 to reflect our conversion from a trust to a corporate structure.

At the 2013 annual and special meeting of shareholders you will be asked to vote on approving an increase to the number of Precision shares available for issue under our stock option plan. The plan will continue on substantially the same terms as the 2009 plan. See Approve an amendment to our stock option plan on page 23 and Equity incentive plan information on page 76 for more information about our stock option plan.

Restricted share units

Form of award	Notional share-based awards, plan is non-dilutive
Who participates	Vice-presidents and below, if required, new senior executive hires
Purpose	Granted annually to recognize, retain, motivate and reward for creating shareholder value
Vesting	One-third vest each year over three years, units earn dividend equivalents quarterly at the same rate as dividends paid on our common shares
Payout	Redeemed for cash based on the weighted average price of Precision shares for the five trading days prior to the vesting date on the Toronto Stock Exchange (TSX) for Canadian units or the New York Stock Exchange (NYSE) for U.S. units.
Forfeiture	Unvested RSUs are forfeited if the executive resigns or is terminated for cause
Assignment	Cannot be assigned

Retirement benefits

The named executives participate in the same retirement programs as our other salaried employees, and participation is voluntary.

The Canadian program has three components:

—	a defined contribution pension plan where we match the participant’s contributions up to 5% of their base salary
—	a group registered retirement savings plan
—	a tax-free savings account.

Our U.S. program includes a 401(k) plan where we match the participant’s contributions up to 4.5% of their base salary plus STIP, this plan is not considered a pension plan under Canadian proxy disclosure rules. Beginning January 1, 2013, our matching contribution increased to 5%.

Mr. Espeland and eligible international employees received a 4.5% savings premium that was based on their annual base salary and mobility premium. Similar to above, beginning January 1, 2013 this savings premium increased to 5% for Mr. Espeland and eligible international employees.

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Other benefits

Benefits are an integral part of total compensation and are important for attracting and retaining employees.

Our domestic and international benefits programs offer competitive comprehensive coverage and cost sharing, and the named executives participate in the same program as all employees. The program consists of:

—	basic, optional and dependent life insurance
—	basic, optional, accidental death and dismemberment insurance
—	extended health, vision and dental care
—	short and long-term disability insurance
—	an employee assistance plan
—	out-of-country emergency medical plan.

The named executives also receive supplementary accidental death and dismemberment insurance benefits.

Perquisites

Executives receive limited perquisites as part of a competitive compensation package and that are consistent with the drilling and oilfield services industry.

The CEO receives a company vehicle (including operating costs and parking), membership to a business club for customer relations and business development purposes, membership to a health club for health and wellness, membership in a comprehensive executive medical program and income tax preparation services.

Each named executive receives a company vehicle, including operating costs. Other perquisites like business club memberships and executive medical programs vary by position. Mr. Stahl is an expatriate and receives tax preparation services.

Mr. McNally is an expatriate and receives tax preparation services, a housing allowance, a travel allowance, a membership to a health club for health and wellness and a membership in a comprehensive executive medical program. Mr. Espeland is also an expatriate and receives a car allowance, an allowance toward a business club membership, a housing allowance, child education allowance and a travel allowance.

Employment agreements

We have an employment agreement with each named executive that is for an indefinite term and provides for benefits if the executive is terminated other than for cause.

Terms are based on competitive practices and are not triggered by a change of control, and they include non-solicitation and confidentiality provisions to protect shareholder interests and ours.

62	Precision Drilling Corporation

Program changes

2012

Share ownership

Share ownership requirements for the CEO were increased from 3x to 5x annual base salary in July 2012, based on market practices. Our other named executives are required to hold 2x their annual base salary, unchanged from when the guidelines were introduced in 2010.

Quarterly dividend

The board approved a dividend of $0.05 per common share, paid on December 28, 2012, to shareholders of record on December 20, 2012. Participants in the PSU plan and RSU plan receive dividend equivalents at the same rate as dividends paid on our common shares.

PSU plan

PSUs granted in 2012 will vest on January 31, 2015 instead of December 31, 2014 to align more closely with our annual grant cycle, which typically takes place in early February. The TSR performance period remained unchanged at three full calendar years ending December 31, 2014.

The 2010 PSU awards vested on December 31, 2012, and the 2011 PSU awards will continue to vest on December 31, 2013 according to the terms of the plan.

Two changes were made to the 2012 PSU comparator group:

—	Complete Production Services was removed because it was acquired by Superior Energy Service
—	Union Drilling Inc. was removed because its market capitalization is significantly lower than ours and that of our peers.

The committee has identified three replacement companies if the comparator group drops below 12 companies because of mergers and acquisitions.

Participants in the PSU plan received dividend equivalents on December 28, 2012 which were reinvested as additional units. They will continue to receive dividend equivalents reinvested as additional units quarterly on any unvested PSUs.

RSU plan

RSUs granted in 2012 will vest on January 31, 2013, 2014 and 2015 instead of December 31, 2012, 2013 and 2014 to align closer to our annual grant cycle, which typically takes place in early February.

The 2010 and 2011 RSU awards will continue to vest on December 31 according to the terms of the plan. No RSUs were awarded to the named executives in 2012.

Participants in the RSU plan with outstanding units received dividend equivalents on December 28, 2012 which were reinvested as additional units. Similar to the PSU plan, participants receive dividend equivalents reinvested as additional units quarterly on any unvested RSUs.

2013

PSU plan

The committee reviewed the 2013 PSU plan and determined it was appropriate to match the three-year TSR performance period with the vesting period of February 1, 2013 to January 31, 2016.

Retirement benefits

Two changes went into effect beginning January 1, 2013:

—	Our matching contributions to the U.S. 401(k) retirement program increased from 4.5% to 5% of employees base salary and STIP
—	Our international savings plan premium increased from 4.5% to 5% of annual base salary and mobility premium for all eligible international employees.

2013 Management Information Circular	63

Executive compensation decisions in 2013

Base salary

There were no changes to base salaries for the five named executives in March 2013, compared to a 3% increase in March 2012, with the exception of Mr. Espeland. Mr. Neveu’s salary in 2012 was slightly above the 25th percentile of U.S. companies in the compensation comparator group. Base salaries for Mr. McNally, Mr. Stahl and Mr. Espeland are paid in US dollars.

Named executive	2011 base salary	2012 base salary	% change from 2011	2013 base salary	% change from 2012
Kevin A. Neveu	$637,500	$656,625	3%	$656,625	0%
President and CEO
Robert J. McNally	357,000	367,710	3%	367,710	0%
Executive Vice President and CFO
Douglas J. Strong	331,500	341,445	3%	341,445	0%
President, Completion and Production Services
Gene C. Stahl	357,000	367,710	3%	367,710	0%
President, Drilling Operations
Niels Espeland	340,000	340,000	0%	340,000	0%
President, International Operations

2012 STIP award

Corporate performance

Precision achieved revenue growth in 2012 and accomplished several strategic objectives that position the company for long-term growth and success. Despite challenging market conditions, we were able to achieve increased pricing for our services, continue our fleet transformation, increase our international footprint and expand the service offerings to our customers.

The committee reviewed our performance in 2012 against the corporate performance metrics, and confirmed that the corporate component was 68.75% out of a possible 150%. The board did not use its discretion to adjust the factor.

	2012 Objectives			2012 Results
Financial metrics	Threshold	Target	Maximum	Performance	Range of STIP target	Payout
Operating earnings (EBIT)(1)	$444,256,000	$555,320,000	$777,448,000	$363,267,000(2)	0 – 45%	0.0%
Return on capital employed(3)	9.0%	14.2%	17.0%	9.00%(2)	0 – 45%	11.25%
Operational metrics
Safety performance	Operational metrics directly measure
performance in three strategic areas that are
critical to achieving our High Performance,
High Value strategy. Stretch objectives are
	set to drive exceptional performance.				0 – 30%
Mechanical downtime					0 – 15%
Employee retention					0 – 15%
	We do not disclose the objectives for these metrics for competitive reasons.
Corporate component					0 – 150%	68.75%

Notes:

(1)

Earnings before interest and taxes (EBIT) is derived from information reported in our 2012 Consolidated Statements of Earnings and is defined as earnings before income taxes, finance charges, foreign exchange, impairment of goodwill and loss on asset decommissioning.

(2)

2012 EBIT and return on capital employed figures are before taking into account loss on asset decommissioning and impairment of goodwill, which the committee determined was appropriate in order to avoid adversely affecting the plan participants.

(3)	Return on capital employed is calculated as EBIT divided by the average total assets less average non-interest bearing current liabilities for the period.

64	Precision Drilling Corporation

Individual performance

At the end of the year, the CEO submits a self-evaluation of his performance against his personal objectives and business targets that were agreed to by the committee and the board at the beginning of the year. The committee assesses the CEO’s leadership, execution of our short and long-term business plans, his performance against the CEO position description and his self-evaluation of his personal objectives and business targets.

Each executive officer completes a self-evaluation of their personal objectives and business targets that were agreed to by the CEO and the committee at the beginning of the year. The CEO reviews the self-evaluation of each executive officer and assesses their leadership in advancing our short and long-term strategic plans, and recommends performance ratings to the committee.

The committee reviews the performance ratings submitted by the CEO and recommends the final performance ratings for the CEO and executive officers to the board for approval.

Combined corporate and individual performance

In February 2013, on the recommendation of the committee, the board approved the corporate component to be at 68.75% and the individual performance ratings for each executive officer. The table below shows the 2012 short-term incentive award for each named executive compared to 2011. STIP awards are based on actual base salary and reflect any salary adjustments made during the year. The 2012 award was paid on March 12, 2013.

	Base salary earned in 2012	STIP target	Corporate component (68.75%)	Individual performance rating	Individual component	2012 STIP award		2011 STIP award
Named executive	In local currency ($)	(%)	In local currency ($)	(%)	In local currency ($)	In local currency (%)	Converted to Cdn ($)	In Cdn ($)	$ change from 2011
Kevin A. Neveu	653,094	100%	449,002	37.5%	244,910	693,913	693,913	898,933	-23%
President and CEO
Robert J. McNally(1)	365,938	75%	188,687	37.5%	102,920	291,607	291,491	373,578	-22%
Executive Vice President and CFO
Douglas J. Strong	339,609	75%	175,111	37.5%	95,515	270,626	270,626	319,614	-15%
President, Completion and Production Services
Gene C. Stahl(1)	365,938	75%	188,687	37.5%	102,920	291,607	291,491	340,576	-14%
President, Drilling Operations
Niels Espeland(1) (2)	339,999	75%	175,312	12.5%	31,875	207,187	207,104	–	–
President, International Operations

Notes:

(1)

Mr. McNally is an expatriate and is paid in US dollars. Mr. Stahl is based in the United States and received his STIP award in US dollars. Mr. Espeland is based in Dubai and receives his STIP award in US dollars. The STIP awards were converted using the average exchange rate of 0.9996 for 2012 and 0.9891 for 2011.

(2)	Mr. Espeland did not receive a STIP award for 2011 because he joined Precision in November 2011.

2013 Management Information Circular	65

Payout of 2010 PSU awards

The 2010 PSU award vested on December 31, 2012, based on the three-year performance period from January 1, 2010 to December 31, 2012. This award was made on February 11, 2010 as part of the normal annual grant of long-term incentive awards.

Performance was measured based on our TSR relative to the following 2010 PSU performance comparator group:

Basic Energy Services Inc.	Parker Drilling Co.	Trican Well Service Ltd.
Ensign Energy Services Inc.	Patterson-UTI Energy, Inc.	Trinidad Energy Services Ltd.
Helmerich & Payne	Pioneer Drilling Co.
Key Energy Services, Inc.	Savanna Energy Services
Nabors Industries	Superior Energy Services, Inc.

The committee determined the 2010 PSU multiplier to be 1.6x based on our performance (as measured by appreciation in our share price) over the three-year period.

For the 2010 PSU awards, the committee could use its discretion to reduce the payout by half if our average return on capital does not exceed 10%. The committee reviewed our overall corporate performance and execution of strategic objectives and concluded it was appropriate to not apply discretion to reduce the payout. The committee also noted that the STIP already includes a return on capital measure and Mercer advised that it was uncommon to have this type of reducing factor on a PSU plan that is designed to measure relative TSR performance.

Based on the above, the committee recommended and the board approved a 1.6x multiplier and the decision not to apply discretion to reduce the plan payout based on the return on capital threshold.

The 2010 PSU payout was based on a weighted average price of Precision shares for the five trading days prior to December 31, 2012 on the TSX of $8.0168 for Canadian units or US$7.9566 on the NYSE for U.S. units.

The table below shows the number of PSUs granted in 2010 and payout values of the vested units paid to each named executive.

Named executive	PSUs granted in 2010 (#)(1)	2010 PSU payout ($)
Kevin A. Neveu President and CEO	76,367	$979,549
Robert J. McNally Executive Vice President and CFO	115,716	$1,465,613(2)
Douglas J. Strong President, Completion and Production Services	28,172	$361,362
Gene C. Stahl President, Drilling Operations	28,174	$356,845(2)
Niels Espeland(3) President, International Operations	–	–

Notes:

(1)	2010 PSUs have been adjusted by the dividend paid on December 28, 2012 at the same rate as dividends paid on our common shares.
(2)	2010 PSU Payouts for Mr. McNally and Mr. Stahl have been converted to Canadian dollars using the December 31, 2012 noon exchange rate of 0.9949.
(3)	Mr. Espeland was appointed President, International Operations on November 1, 2011 and therefore did not receive a 2010 grant.

66	Precision Drilling Corporation

Payout of RSU awards

The board, on the recommendation of the committee, also approved the payout of the final one-third tranche of RSUs under the 2010 RSU plan. The 2010 RSUs vested on December 31, 2012, and the payout was based on a weighted average price of a Precision share for the five previous trading days on the TSX for Canadian units of $8.0168, or US$7.9566 on the NYSE for U.S. units.

The table below shows the payout of the vested RSUs to each named executive. No further RSUs have been granted to the named executives since the 2010 award.

Named executive	2010 RSUs(1)	Sign on RSUs	RSU payout ($)
Kevin A. Neveu	16,469	–	$132,026
President and CEO
Robert J. McNally(2)	–	66,666	$477,200
Executive Vice President and CFO
Douglas J. Strong	6,037	–	$48,397
President, Completion and Production Services
Gene C. Stahl(3)	6,037	–	$47,792
President, Drilling Operations
Niels Espeland(4)	–	44,556	$333,006
President, International Operations

Notes:

(1)	The 2010 RSU payouts have been adjusted for the dividend paid on December 28, 2012 at the same rate as dividends paid on our common shares.

(2)

Mr. McNally was granted 200,000 RSUs as a one-time sign on grant to compensate him for deferred compensation he forfeited with a former employer. The second one-third tranche of 66,666 RSUs vested on July 19, 2012 and was paid out at US$6.6463 for a total value of $477,200 (US$443,082)

(3)	2010 RSU Payouts for Mr. Stahl have been converted to Canadian dollars using the December 31, 2012 noon exchange rate of 0.9949

(4)

Mr. Espeland was appointed President, International Operations on November 1, 2011 and therefore did not receive a 2010 grant. On November 1, 2011 Mr. Espeland was granted 133,668 RSUs as a one-time sign on grant to compensate him for deferred compensation he forfeited with a former employer. On November 1, 2012 the first one-third tranche of 44,556 RSUs vested and was paid out at US$7.4941 for a total value of $333,006 (US$333,907).

2013 Long-term incentive grants

We determine the value of long-term incentives granted to each position based on comparable positions among our compensation comparator group, while also taking into consideration internal equity and overall market competitiveness. Long-term incentive grants that were previously awarded to employees are not taken into consideration when new grants are determined.

Generally, the more senior the position, the greater the weighting on long-term incentive grants which are at-risk compensation because their value is not guaranteed. Senior executives receive 50% PSUs and 50% options, which allows us to tie incentive payouts to both mid and long-term horizons and measure our results based on both relative and absolute performance. We sometimes grant RSUs to new senior executive hires to compensate them for deferred compensation they forfeited with a former employer.

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The table below shows the long-term incentive awards granted to the named executives in February 2013 compared to the two previous years:

Named executive	Grant date	Grant price	RSUs (Units / $)(1)	PSUs (Units / $)(1)	Options (Units / $)(2)	Total ($)
Kevin A. Neveu President and CEO	Feb. 13, 2013	$9.02	– / –	124,300 / 1,121,455	373,000 / 1,120,634	2,242,089
	Feb. 8, 2012	$10.67	– / –	115,900 / 1,236,653	260,900 / 1,236,009	2,472,662
	Feb. 9, 2011	$10.44	– / –	90,300 / 942,732	197,500 / 942,288	1,885,020
Robert J. McNally Executive Vice President and CFO	Feb. 13, 2013	$8.99	– / –	45,900 / 413,582(3)	137,900 / 444,833(3)	858,415(3)
	Feb. 8, 2012	$10.74	– / –	35,300 / 377,985(3)	79,500 / 372,856(3)	750,841(3)
	Feb. 9, 2011	$10.55	– / –	33,100 / 347,354(3)	72,300 / 337,631(3)	684,986(3)
Douglas J. Strong President, Completion and Production Services	Feb. 13, 2013	$9.02	– / –	37,800 / 341,038	113,600 / 341,298	682,336
	Feb. 8, 2012	$10.67	– / –	35,300 / 376,651	79,500 / 376,630	753,281
	Feb. 9, 2011	$10.44	– / –	33,100 / 345,564	72,300 / 344,949	690,513
Gene C. Stahl President, Drilling Operations	Feb. 13, 2013	$8.99	– / –	37,800 / 340,597(3)	113,600 / 366,447(3)	707,044(3)
	Feb. 8, 2012	$10.74	– / –	35,300 / 377,985(3)	79,500 / 372,856(3)	750,841(3)
	Feb. 9, 2011	$10.55	– / –	33,100 / 347,354(3)	72,300 / 337,631(3)	684,986(3)
Niels Espeland President, International Operations	Feb. 13, 2013	$8.99	– / –	37,800 / 340,597(3)	113,600 / 366,447(3)	707,044(3)
	Feb. 8, 2012	$10.74	– / –	35,300 / 377,985(3)	79,500 / 372,856(3)	750,841(3)
	Nov. 1, 2011	$11.97	133,668 / 1,631,686(4)	– / –	– / –	1,631,686

Notes:

(1)	RSUs and PSUs are valued on the grant date using the weighted average price of Precision shares for the five previous trading days on the TSX for Canadian units and the NYSE for U.S. units.
(2)	Options are valued on the grant date using the Black-Scholes option pricing model. See the notes to the Summary compensation table for details about the assumptions used.
(3)	Amount converted to Canadian dollars using the following exchange rates on the grant date:
—	1.0020 (February 13, 2013)
—	0.9970 (February 8, 2012)
—	0.9947 (February 9, 2011)
(4)

Mr. Espeland joined on November 1, 2011 and was granted 133,668 RSUs as part of his employment offer to compensate him for deferred compensation he forfeited with his former employer. Mr. Espeland receives his RSU award in US dollars and the 2011 amount has been converted to Canadian dollars using the November 1, 2011 exchange rate of 1.0198.

Other than the sign-on grants for Mr. Espeland, no RSUs were awarded to the named executives in 2011, 2012 and 2013.

68	Precision Drilling Corporation

CEO compensation

Kevin A. Neveu, President and CEO

52 years old | Joined Precision in August 2007 | Based in Calgary, Alberta

The following summarizes Mr. Neveu’s accomplishments in 2012 and gives more context to our overall performance for the year.

Contribution and accomplishments

Since joining Precision in 2007, Mr. Neveu has strengthened our High Performance, High Value market position, transforming Precision’s drilling fleet through new build additions and upgraded drilling rigs, diversifying the revenue base by expanding into U.S. and international markets and making meaningful investments in training, safety and employee development with internal promotion and retention statistics at the top of the industry. Mr. Neveu has also led the effort to improve our financial position and liquidity since 2009. During his tenure as CEO, revenue has approximately doubled and EBITDA is up 54%.

Safety

Mr. Neveu continues to lead the corporate safety culture and process review. His leadership and active involvement in reinforcing Precision’s safety beliefs and Target Zero rules helped us deliver our best safety performance ever. In 2012, Mr. Neveu participated in 10 days of field safety stand downs with all business groups across Canada and the U.S.

Strategic growth

Mr. Neveu led several strategic growth initiatives in 2012 that position us for increased revenue and profitability in the future.

He oversaw the internal delivery of 36 Super Single drilling rigs, effectively doubling our output of drilling rigs from the record number of deliveries in 2011. We also delivered 11 upgraded drilling rigs to customers in 2012.

He led our international expansion, moving from two rigs drilling in Mexico at the beginning of 2012 to ending the year with five rigs drilling in Mexico, three rigs drilling in Saudi Arabia and contract awards for two rigs in Kuwait and Kurdistan.

Mr. Neveu also led our continued expansion in the Completion and Production Services division with new High Performance, High Value service lines, such as coil tubing, rack and pinion service rigs and specialized rental items, and successfully expanded into the U.S. market with the full Completion and Production Service offering.

Organizational development

Mr. Neveu continued to drive our comprehensive employee training, performance management and development process and oversaw increased utilization of our Technology Centers in Houston and Red Deer for employee training and development.

2013 Management Information Circular	69

2012 compensation for the CEO

Base salary

Mr. Neveu received a 3% increase in base salary as of March 1, 2012.

STIP

Mr. Neveu’s STIP target is 100% of his base salary, and his actual award is based on both corporate and individual performance. At the end of 2012, the committee evaluated Mr. Neveu’s performance and determined that his performance and leadership in 2012 was strong. Based on this evaluation, the committee recommended, and the board approved, an individual performance rating of 37.5% out of a possible 50%. This, combined with the corporate component of 68.75%, resulted in a 2012 short-term incentive award of $693,913 or 106.25% of his based salary earned in 2012.

Base salary earned in 2012 ($)	STIP target (%)	Corporate component (%)	Corporate component ($)	Individual performance rating (%)	Individual component ($)	2012 STIP award ($)
653,094	100%	68.75%	449,002	37.5%	244,910	693,913

Cash compensation	2010	2011	2012
Base salary earned ($)	$ 603,366	$ 635,288	$ 653,094
STIP target amount ($)	603,366	635,288	653,094
Total cash target ($)	1,206,732	1,270,576	1,306,188
Base salary earned ($)	603,366	635,288	653,094
Actual STIP award	351,460	898,933	693,913
Total cash received ($)	$954,826	$1,534,221	$1,347,007
% difference between total cash target and total cash compensation received	-21%	21%	3%

Long-term incentive

The table below shows Mr. Neveu’s long-term incentive awards compared to his actual payouts for the past three years, and the estimated unpaid balance (or gain in the case of options). His long-term incentive award for 2012 consisted of 50% options and 50% PSUs, similar to the other named executives. No RSUs were awarded for 2012.

Long-term incentive compensation	2010	2011	2012
	RSUs, PSUs and options ($)	PSUs and options ($)	PSUs and options ($)
Grant value	1,918,156	1,855,020	2,472,662
Paid in 2011	160,570	–	–
Paid in 2012	172,498	–	–
Paid in 2013	1,111,576	–	–
Total paid	1,444,644	0	0
Estimated unpaid balance/gain(1)	–	746,832	958,559
Total paid plus unpaid	1,444,644	746,832	958,559
% difference grant value versus total paid plus unpaid	-25%	-60%	-61%
Share ownership (as at March 1, 2013)(2)
Precision shares (#)	As a multiple of annual base salary	Meets share ownership target
361,756	5x	yes

Notes:

(1)

The estimated unpaid balance/gain 2011 and 2012 represent the value of remaining RSUs, PSUs (assuming a one times performance multiplier) and in-the-money value of options calculated using the December 31, 2012 closing price of $8.22. These are a point-in-time estimation and can vary significantly depending on the movement of our share price. Options assume in-the-money value.

(2)

Share ownership targets are calculated using the purchase price or market value, whichever is higher. This year, we used a market value of $8.40, the closing price of Precision shares on the TSX on March 1, 2013.

70	Precision Drilling Corporation

Mr. Neveu’s total cash compensation in 2012 was slightly above the 25th percentile of the U.S. peer companies, and his total direct compensation is modestly above the median. Approximately 80% of his total target compensation for 2012 was considered at-risk. The corporate performance metrics we use under the short-term incentive plan represent 34.4% of the CEO’s target cash compensation (base salary plus STIP target) and 12% of his total target compensation. The graph below shows the breakdown of Mr. Neveu’s total compensation for 2012.

Granted versus realizable compensation

The chart below shows the breakdown of the average compensation over the past three years for Mr. Neveu comparing his target compensation to the summary compensation table and realizable compensation.

2013 Management Information Circular	71

2012 compensation details

Summary compensation table

The table below shows the total compensation paid or awarded to each named executive in the last three years. All amounts are in Canadian dollars.

Total compensation for Mr. Strong and Mr. Stahl in 2010 includes payments of retention awards granted in 2007 under the Legacy LTIP. The plan was introduced in 2006 and discontinued in 2009.

As at December 31, 2012					Non-equity incentive plan compensation
Name and principal position	Year	Salary	Share- based awards(1)	Option- based awards (2)	Annual incentive plans(3)	Long-term incentive plans(4)	Pension value (5)	All other compensation (6)	Total compensation
Kevin A. Neveu President and CEO	2012	653,094	1,236,653	1,236,009	693,913	–	11,910	64,646	3,896,225
	2011	635,288	942,732	942,288	898,933	–	11,485	66,654(7)	3,497,380
	2010	603,366	1,073,750	844,406	351,460	–	11,225	6,600	2,890,807
Robert J. McNally Executive Vice President and CFO	2012	365,792	377,985	372,856	291,491	–	–	145,474	1,553,599
	2011	352,017	347,354	337,631	373,578	–	–	120,310(7)	1,530,890
	2010	157,774(8)	2,368,173(8)	544,905	222,828	–	–	73,258	3,366,938
Douglas J. Strong(9) President, Completion and Production Services	2012	339,609	376,651	376,630	270,626	–	11,910	5,684	1,381,110
	2011	330,350	345,564	344,949	319,614	–	11,485	5,549	1,357,511
	2010	303,904	395,140	272,389	210,286	200,000	11,225	5,341	1,398,285
Gene C. Stahl(10) President, Drilling Operations	2012	365,792	377,985	372,856	291,491	–	–	26,573	1,434,698
	2011	352,017	347,354	337,631	340,576	–	–	26,583	1,404,161
	2010	362,776	390,151	268,950	158,487	250,000	2,480	27,497	1,460,341
Niels Espeland(11) President, International Operations	2012	339,863	377,985	372,856	207,104	–	–	102,287(7)	1,400,095
	2011	58,072	1,631,686	–	–	–	–	3,376	1,693,134
	2010	–	–	–	–	–	–	–	–

Notes:

(1)

Share-based awards represent the grant date fair value of RSU and PSU awards, and option-based awards represent the grant date fair value of the option awards. US dollar amounts were converted to Canadian dollars using the following exchange rates:

—	2012 awards: 0.9970 (February 8, 2012).

—	2011 awards: 0.9947 (February 9, 2011), 1.0198 for Mr. Espeland only (November 1, 2011)

—	2010 awards: 1.0523 (February 11, 2010), 1.0559 for Mr. McNally only (July 19, 2010).

72	Precision Drilling Corporation

(2) The grant date fair value of options granted in the last three years is based on the following values, as calculated by Mercer:

	2012 options		2011 options		2010 options
Assumptions	Canadian	U.S.	Canadian	U.S.	Canadian	U.S.
Share price	8.22	US$8.28	10.44	US$10.55	$8.59	US$8.06/US$7.12
Exercise price	8.22	US$8.28	10.44	US$10.55	$8.59	US$8.06/US$7.12
Expected life	5	5	5	5	5	5/5
Risk free rate of return	1.3%	0.6%	2.3%	1.5%	2.0%	2.0%/2.0%
Volatility (capped at 50%)	44.6%	49.4%	50.0%	50.0%	50.0%	50.0%/50.0%
Dividend yield	2.1%	2.1%	-	-	-	-
Black-Scholes multiple	33.3%	35.8%	45.7%	44.5%	45.3%	45.3%/45.3%
Black-Scholes value	$2.74	US$2.96	$4.77	US$4.69	$3.89	US$3.65/US$3.23

The per option weighted average accounting fair value of all options granted disclosed in our financial statements is $4.79 estimated on the grant date using the Black-Scholes option pricing model with the following assumptions:

—	an average risk-free interest rate of 1%

—	an average expected life of four years

—	an expected forfeiture rate of 5%

—	expected volatility of 59%

The Black-Scholes model is a widely accepted model for valuing stock options and is consistent with the approach used by our consultant in determining market competitive compensation levels. Both sets of values are derived using Black-Scholes model but with modestly different assumptions. For compensation purposes, the assumptions were based on Mercer’s standard methodology which enables us to ensure an “apples-to-apples” comparison to the benchmark data.

(3)	Annual incentive plan represents the bonus amounts earned during the year and relate to performance criteria met for that year, and paid in March of the following year.

(4)	Long-term incentive plans for 2010 represent the payments of retention awards granted to Mr. Strong and Mr. Stahl in 2007 under the Legacy LTIP.

(5)	Pension value represents Precision’s matching contributions under the defined contribution pension plan.

(6)

The total value of perquisites and other personal benefits received by Mr. Stahl and Mr. Strong did not exceed $50,000 or 10% of annual base salary (whichever is lower), as such the amounts disclosed are not attributed to any perquisites. All other compensation includes employer contributions provided under the 401(k) plan Mr. Stahl and the employer portion of benefits premiums.

(7)

Mr. Neveu’s perquisites total more than $50,000 and consist of an annual vehicle lease, parking, personal tax preparation services, an executive health program, health club membership and employer portion of benefit premiums.

Mr. McNally’s perquisites total more than $50,000 and consist of annual vehicle lease, parking, personal tax preparation services, an executive health program, health club membership, employer portion of benefit premiums, a monthly housing allowance during the period of time he is contractually obligated to be based in Calgary, an annual family travel allowance and employer portion of benefit premiums.

Mr. Espeland’s perquisites total more than $50,000 and consist of an annual vehicle lease, health club membership, employer portion of benefit premiums and a monthly housing allowance.

All perquisite values have been determined based on the total cost to Precision.

(8)	Mr. McNally was appointed CFO as of July 19, 2010:

—

his base salary and all other compensation reflect the length of his employment and were converted to Canadian dollars using the July 19, 2010 to December 31, 2010 average exchange rate of 0.9767, 2011 average exchange rate of 0.9891, and the 2012 average exchange rate of 0.9996, unless otherwise noted.

—

he received a one-time sign on bonus of US$150,000 and a 2010 STIP award of US$78,144. The total amount of US$228,144 was converted to Canadian dollars using the July 19, 2010 to December 31, 2010 average exchange rate of 0.9767.

(9)	Mr. Strong assumed the position of President, Completion and Production Services on July 19, 2010.

(10)

As a result of Mr. Stahl’s transfer to the United States in December 2009, for 2010, 2011 and 2012 his compensation has been converted to Canadian dollars using the 2010 average exchange rate of 1.0299, 2011 average exchange rate of 0.9891, and the 2012 average exchange rate of 0.9996, unless otherwise noted.

(11)

Mr. Espeland joined Precision in November 2011 and was granted 133,668 RSUs as part of his employment offer to compensate him for deferred compensation he relinquished from his former employer. The 2011 amount has been converted to Canadian dollars using the November 1, 2011 exchange rate of 1.0198, his base salary was converted to Canadian dollars using the November 1, 2011 to December 31, 2011 average exchange rate of 1.0248 and his base salary and all other compensation items for 2012 were converted to Canadian dollars using the 2012 average exchange rate of 0.9996.

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Incentive plan awards

Outstanding option-based awards and share-based awards

The tables below show all option-based and share-based awards outstanding at December 31, 2012:

		Option-based awards					Share-based awards
Named executive	Year	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($) (1) (2) (3)	Plan	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)(1) (2) (3) (4)	Market or payout value of vested share- based awards not paid out or distributed ($)(5) (6)
Kevin A. Neveu President and Chief Executive Officer	2012	260,900	$10.67	Feb 8, 2019	0	PSU	116,613	958,559
	2011	197,500	$10.44	Feb 9, 2018	0	PSU	90,856	746,832
	2010	217,000	$8.59	Feb 11, 2017	0	RSU			132,026
	2010					PSU			979,549
	2009	0	$5.85	May 6, 2016		RSU
Total		675,400			0		207,469	1,075,391	1,111,576
Robert J. McNally Executive Vice President and Chief Financial Officer	2012	79,500	US$10.74	Feb 8, 2019	0	PSU	35,520	292,603
	2011	72,300	US$10.55	Feb 9, 2018	0	PSU	33,306	274,367
	2010	106,667	US$7.12	July 19, 2017	123,103	RSU	67,083	552,614
	2010					PSU			1,465,613
Total		258,467			123,103		135,909	1,119,584	1,465,613
Douglas J. Strong President, Completion and Production Services	2012	79,500	$10.67	Feb 8, 2019	0	PSU	35,517	291,951
	2011	72,300	$10.44	Feb 9, 2018	0	PSU	33,304	273,756
	2010	70,000	$8.59	Feb 11, 2017	0	RSU			48,397
	2010					PSU			361,362
	2009	29,587	$5.85	May 6, 2016	70,121	RSU
Total		251,387			70,121		68,821	565,707	409,759
Gene C. Stahl President, Drilling Operations	2012	79,500	US$10.74	Feb 8, 2019	0	PSU	35,520	292,603
	2011	72,300	US$10.55	Feb 9, 2018	0	PSU	33,306	274,367
	2010	70,000	US$8.06	Feb 11, 2017	15,321	RSU			47,792
	2010					PSU			356,845
	2009	65,000	$5.85	May 6, 2016	154,050	RSU
Total		286,800			169,371		68,826	566,970	404,637
Niels Espeland President, International Operations	2012	79,500	US$10.74	Feb 8, 2019	0	PSU	35,520	292,603
	2011	–	–	–	–	RSU	89,667	738,653

Total		79,500			0		125,186	1,031,256

Notes:

(1)	Values of the 2010 option-based and share-based awards granted to Mr. Neveu, Mr. Strong and Mr. Stahl are based on $8.22, the closing price of a Precision share on the TSX on December 31, 2012.

(2)

Values of the 2011 and 2012 awards granted to Mr. McNally, Mr. Stahl and Mr. Espeland are based on US$8.28, the closing price of a Precision share on the NYSE on December 31, 2012, and have been converted to Canadian dollars using the December 31, 2012 noon exchange rate of 0.9949.

(3)	Values of the 2011 and 2012 awards granted to Mr. Neveu and Mr. Strong are based on $8.22, the closing price of a Precision share on the TSX on December 31, 2012.

(4)	The value of all PSU awards assumes a payout multiplier of 1 times.

(5)

Values of the 2010 RSU payments and the 2010 PSU payments are based on the five day weighted average trading price preceding December 31, 2012 of a Precision Share on the TSX for Canadian units of $8.0168 or US$7.9566 on the NYSE for U.S. units.

(6)

2010 values for Mr. Stahl represent the payment of RSUs and PSUs that vested on December 31, 2012. 2010 value for Mr. McNally represents the payment of PSUs that vested on December 31, 2012. Amounts for both Mr. Stahl and Mr. McNally have been converted to Canadian dollars using the December 31, 2012 noon exchange rate of 0.9949.

74	Precision Drilling Corporation

Value vested or earned during the year

The table below shows the value vested or earned on all option-based awards, share-based awards and non-equity incentive plan compensation for each named executive during the year ended December 31, 2012:

Named executive	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Kevin A. Neveu(1)	604,746	1,111,576	693,913
President and CEO
Robert J. McNally(2) (4) (5)	42,615	1,942,812	291,491
Executive Vice President and CFO
Douglas J. Strong(1)	254,527	409,759	270,626
President, Completion and Production Services
Gene C. Stahl(3) (4) (5)	347,623	404,637	291,491
President, Drilling Operations
Niels Espeland(2) (4)	0	333,006	207,104
President, International Operations

Notes:

(1)	Share-based awards for Mr. Neveu and Mr. Strong represent the payment of RSUs and PSUs that vested on December 31, 2012.

(2)

Share-based awards for Mr. McNally represent the payment of RSUs that vested on July 19, 2012, and was converted to Canadian dollars using the July 19, 2012 exchange rate of 1.077 and PSUs that vested on December 31, 2012 and have been converted to Canadian dollars using the December 31, 2012 noon exchange rate of 0.9949. Share-based awards for Mr. Espeland represent the payment of RSUs that vested on November 1, 2012, and was converted to Canadian dollars using the November 1, 2012 exchange rate of 0.9973. Share-based awards for Mr. Stahl represent the payment of RSUs and PSUs that vested on December 31, 2012 and have been converted to Canadian dollars using the December 31, 2012 noon exchange rate of 0.9949

(3)	Non-equity incentive plan compensation includes the 2012 STIP, values for Mr. McNally, Mr. Stahl and Mr. Espeland were converted to Canadian dollars using the 2012 average exchange rate of 0.9996.

(4)	Equity based awards for Mr. McNally and Mr. Stahl were converted to Canadian dollars using the December 31, 2012 noon exchange rate of 0.9949.

2013 Management Information Circular	75

Equity incentive plan information

Securities authorized for issue under equity compensation plans

The table below provides details about the equity securities authorized for issue under the different compensation plans as at December 31, 2012:

Plan category	Number of securities to be issued upon exercise of outstanding options and DSUs	Weighted-average exercise price of outstanding options	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by shareholders
1. Employee stock option plan	6,413,777	$9.15	3,411,394
2. Old DSU plan	335,946	n/a	305,093
3. New DSU plan	101,964	n/a	898,036
Equity compensation plans not approved by shareholders	–	–	–
Total	6,851,687		3,411,394

Granting stock options

As at December 31, 2012, the total number of issued and outstanding shares reserved for issue under the stock option plan and all other security-based compensation arrangements is limited to:

—	a maximum of 11,103,253 Precision shares

—	1% in any one fiscal year

—	2% to any one individual
—	10% to all insiders in any one-year period
—	10% to all insiders at any one time.

In addition, the proportion of Precision shares reserved for issue under the stock option plan in any one fiscal year to any one individual must not exceed 25% of the Precision shares reserved for issue during that fiscal year.

The table below provides information, as at December 31, 2012, about the number of stock options granted since we introduced the plan. In 2012, Mr. Neveu exercised 164,600 options and Mr. Strong exercised 35,413 options.

	2012		2011
Measure of dilution	# of options	% of shares outstanding	# of options	% of shares outstanding
Annual grant – the total number of options granted under the option plan each year	1,984,050	0.72	2,113,369	0.77
Options outstanding – the total number of options outstanding (including the annual grant) under the option plan at the end of each year	6,413,777	2.32	5,154,123	1.87
Options available for grant – the number of options remaining in the reserve approved by shareholders and available for grant under the option plan at the end of each year	3,411,394	1.23	4,777,873	1.73
Overhang – the number of options outstanding plus the number of options remaining in reserve approved by shareholders and available for future grants	9,825,171	3.55	9,931,996	3.60

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Granting DSUs

The total number of Precision shares available for issue from treasury to directors under the new DSU plan is limited to:

—

a maximum of 1,000,000 Precision shares. We amended the new DSU plan to change from a fixed maximum percentage of shares issuable to a fixed maximum number of shares issuable to better align our treasury-based compensation plans and to be responsive to the preferences of proxy advisory firms and institutional shareholders. In addition, we reduced the number of shares issuable under the new DSU plan from 1% of our issued and outstanding shares (approximately 2,765,022 shares as at March 1, 2013) to 1,000,000 shares. Our board had the authority to make these amendments because the amendment provisions of the new DSU plan permitted it and the TSX does not require shareholder approval for a reduction in the maximum number of securities issuable under incentive plans,

—

not more than 10% of the total issued and outstanding Precision shares to insiders, in any single year, when combined with Precision shares that may be issued to insiders under all other compensation arrangements that allow Precision shares to be issued from treasury, and

—

not more than 10% of the total issued and outstanding Precision shares issued to insiders, at any time, when combined with Precision shares that may be issued to insiders under all other compensation arrangements that allow Precision shares to be issued from treasury.

The old plan will remain in place until all outstanding DSUs under the old plan have been redeemed. From time to time, DSUs are issued from the old plan to provide for dividends declared on Precision’s common shares, as provided for under that plan. At December 31, 2012, a total of 335,946 Precision shares were issuable pursuant to the old DSU plan based on the total DSU balance in the directors’ accounts.

Retirement benefits

Mr. Neveu and Mr. Strong participate in our Canadian defined contribution pension plan:

Named executive	Accumulated value at start of year ($)	Compensatory ($)	Non- compensatory ($)	Accumulated value at year end ($)
Kevin A. Neveu	$102,578	$11,910	$26,314	$140,802
President and CEO
Douglas J. Strong	$290,434	$11,910	$36,253	$338,597
President, Completion and Production Services

Participants choose from different segregated funds available under the plan. The accumulated value at year-end reflects gains or losses incurred based on individual investment choices as well as any administrative and investment management fees paid.

Mr. McNally and Mr. Stahl are U.S. employees and Mr. Espeland is an international expatriate, and therefore do not participate in the Canadian defined contribution pension plan.

2013 Management Information Circular	77

Termination and change of control

Employment agreements

Each employment agreement provide for benefits if the named executive is terminated for any reason (other than for cause), including retirement, death, disability, termination without cause and constructive dismissal.

Terms are based on competitive practices and are not solely triggered by a change of control (see page 62 for more information). Any entitlements under the incentive plans are governed by the terms and conditions of each plan.

Component	Resignation	Retirement	Termination with cause	Termination without cause/ Constructive dismissal	Change of control (without constructive dismissal)	Disability or leave of absence
Base salary	• base salary ends	• base salary ends	• base salary ends	CEO: • lump sum payment equal to • 24 months of base salary as at the termination Other named executives: • lump sum payment equal to 18 months of base salary as at the termination date	• no trigger	• prorated
STIP	• award is forfeited	• award is forfeited	• award is forfeited	CEO: • an amount equal to two times the STIP target Other named executives: • an amount equal to 1.5 times the STIP target	• no trigger	• prorated Death: • prorated
Restricted share units	• RSUs are forfeited	• RSUs are forfeited	• RSUs are forfeited	• pro-rated portion of the units vest Mr. McNally and Mr. Espeland: • any unvested portion of the sign-on grant vests as of the termination date	• no immediate vesting of units	• prorated
Performance share units	• PSUs are forfeited	• PSUs are forfeited	• PSUs are forfeited	• pro-rated portion of the units vest Mr. McNally: • any unvested portion of his sign-on grant vests as of the termination date	• no immediate vesting of units	• prorated
Options	• unvested options are cancelled • vested options may be exercised within 30 days of the resignation date	• options continue to vest and may be exercised within 24 months of the retirement date	• options expire immediately	• options continue to vest and may be exercised within 90 days of the termination date Mr. McNally: • any unvested portion of the sign-on grant vests as of the termination date	• no immediate vesting of options	• options continue to vest and may be exercised before the term expires Death: • options vest and may be exercised within 12 months

78	Precision Drilling Corporation

Termination and change of control benefits

The table below shows the estimated incremental payments and benefits each named executive would receive from Precision under each termination scenario as at December 31, 2012. Where applicable, the CEO is entitled to receive severance payments equal to 24 months salary and 18 months salary for the other named executives payable in lump sum upon execution of a release.

If there’s a change of control and Precision shares are converted to or exchanged for securities of another entity, any outstanding long-term incentive grants are substituted or replaced with equivalent value in the continuing entity, on substantially the same terms.

Named executive	Resignation ($)	Retirement ($)	Termination without cause/ Constructive dismissal ($)	Constructive dismissal following a change of control ($)	Change of control ($)
Kevin A. Neveu
President and CEO
Severance payment
2 times base salary	–	–	1,313,250	1,313,250	–
2 times STIP target	–	–	1,313,250	1,313,250	–
Restricted share units(1)	–	–	–	–	–
Performance share units(1)	–	–	–	817,408	–
Options(2)	–	–	–	–	–
Repayment of relocation allowance	–	–	–	–	–
Total payment	–	–	2,626,500	3,443,908	–
Robert J. McNally(3)
Executive Vice President and CFO
Severance payment
1.5 times base salary	–	–	551,565	551,565	–
1.5 times STIP target	–	–	413,674	413,674	–
Restricted share units(1) (4)	–	–	552,614	552,614	–
Performance share units(1) (4)	–	–	–	280,446	–
Options(2) (4)	–	–	123,103	123,103	–
Total payment	–	–	1,640,955	1,921,401	–
Douglas J. Strong
President, Completion and Production Services
Severance payment
1.5 times base salary	–	–	512,168	512,168	–
1.5 times STIP target	–	–	384,126	384,126	–
Restricted share units(1)	–	–	–	–	–
Performance share units(1)	–	–	–	279,821	–
Options(2)	–	–	–	70,121	–
Total payment	–	–	896,293	1,246,235	–

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Gene C. Stahl(3)
President, Drilling Operations
Severance payment
1.5 times base salary	–	–	551,565	551,565	–
1.5 times STIP target	–	–	413,674	413,674	–
Restricted share units(1)	–	–	–	–	–
Performance share units(1)	–	–	–	280,446	–
Options(2)	–	–	–	172,327	–
Total payment	–	–	965,239	1,418,012	–
Niels Espeland(3)
President, International
Severance payment
1.5 times base salary	–	–	510,000	510,000	–
1.5 times STIP target	–	–	382,500	382,500	–
Restricted share units(1) (5)	–	–	738,653	738,653	–
Performance share units(1) (5)	–	–	–	97,534	–
Options(2) (5)	–	–	–	–	–
Total payment	–	–	1,631,153	1,728,687	–

Notes:

(1)

The values for RSUs and PSUs were calculated based on the December 31, 2012 closing prices of $8.22 for Canadian units and US$8.28 for U.S. units, multiplied by the number of units that had vested. We have assumed a performance multiplier of one times for the PSUs.

(2)

The option values were calculated using the difference between the strike price and the December 31, 2012 closing price of $8.22 for Canadian options and US$8.28 for U.S. options, multiplied by the in-the-money value of options that have not vested and would vest given the particular trigger.

(3)	The amounts for Mr. McNally, Mr. Stahl and Mr. Espeland were converted to Canadian dollars using the December 31, 2012 exchange rate of 0.9949.

(4)

Mr. McNally received a one-time sign-on grant of 200,000 RSUs, 115,000 PSUs and 160,000 options to compensate him for deferred compensation he relinquished with his former employer. If he is terminated without cause or following a constructive dismissal prior to the full vesting of his sign on grant, then any unvested portion of the grant shall become vested.

(5)	If Mr. Espeland is terminated without cause or following a constructive dismissal prior to the full vesting of his sign-on RSU grant, then any unvested portion of the grant will vest.

80	Precision Drilling Corporation

4    Other information

Interest in matters to be acted upon

Our directors and executive officers are not aware of any material interest, direct or indirect, by way of beneficial ownership in Precision’s shares or otherwise, of any director, nominated director, executive officer or any of their associates or affiliates, in any matters to be acted on at the meeting other than the election of directors or the appointment of auditors. We do not provide financial assistance to our directors or executive or other employees to purchase securities under the DSU plan, stock option plan or any other compensation plan.

Indebtedness of directors and executive officers

We and our subsidiaries did not have any loans outstanding to our current or nominated directors, executive officers, or any of their associates in 2012, or to date in 2013.

Interests in material transactions

No informed person or nominated director, or any of their associates or affiliates, had a material interest (direct or indirect) in a transaction or proposed transaction involving Precision since January 1, 2012, or to date in 2013, that has materially affected or would materially affect us or any of our subsidiaries.

For more information

Additional financial information is provided in our consolidated financial statements and notes and management’s discussions and analysis for the year ended December 31, 2012. Please visit our website (www.precisiondrilling.com) for more information about Precision, including:

—	our code of business conduct and ethics

—	our corporate governance guidelines

—	the board mandate

—	the committee charters

—	certain corporate policies

—	public disclosure documents.

Our public disclosure documents are also available on SEDAR (www.sedar.com) and EDGAR (www.sec.gov) and include the following documents, among others:

—	our 2012 audited consolidated financial statements, notes to financial statements and management’s discussion and analysis (MD&A)

—	our 2012 annual report which includes the above documents and the auditor’s report

—	our 2012 annual information form

—	any document or pages of any document incorporated by reference in the annual information form

—	our interim unaudited financial statements

—	our 2013 management information circular.

We’ll send you free copies of these documents if you ask us. Contact the Corporate Secretary:

Precision Drilling Corporation

Suite 800, 525 - 8th Avenue S.W.

Calgary, Alberta, Canada T2P 1G1

Attention: Corporate Secretary

Email: corporatesecretary@precisiondrilling.com

Tel:     403.716.4500

Fax:    403.264.0251

2013 Management Information Circular	81

Appendix A

Mandate of the Board of Directors of Precision Drilling Corporation

1.	General

The board of directors (the “Board of Directors”, and each member a “Director”) of Precision Drilling Corporation (“Precision”) is responsible for the stewardship of the business and affairs of Precision. The Board of Directors discharges it responsibility by providing direction to Management and overseeing that all major issues affecting the business and affairs of Precision are given proper consideration.

2.	Responsibilities

—

The Board of Directors may have permanent committees (“Committee” or “Committees”) to assist it with the discharge of its duties. The Board of Directors will review and consider the reports and recommendations of the Committees. The Board of Directors will approve all significant transactions involving Precision. In addition, the Board of Directors will approve banking relationships and key borrowing and financing decisions, appoint officers, and, through its committees, establish the compensation policies for Precision and determine the compensation of its officers and Directors.

—	The Board of Directors is responsible for the appointment and removal of members and chairs of the committees.

—

The Board of Directors is responsible, to the extent feasible, to satisfy itself of the integrity of the President and Chief Executive Officer and other officers and ensure that they create a culture of integrity throughout the organization.

—

The Board of Directors takes responsibility for appointing the President and Chief Executive Officer and is consulted on the appointment of other senior Management. The Board of Directors formally reviews the President and Chief Executive Officer’s remuneration and through the Human Resources and Compensation Committee, performance and the compensation of other officers. Senior Management participates in appropriate professional and personal development activities, courses and programs on a self-directed basis and the Board of Directors supports Management’s commitment to training and development of all employees.

—

The Board of Directors is responsible for the consideration of succession issues and through the Human Resources and Compensation Committee considers the adequacy of Precision’s succession plan which is reviewed at least annually.

—

The Board of Directors is responsible for the integrity of Precision’s internal controls and management information systems. The Audit Committee is responsible for reviewing internal controls over accounting and financial reporting systems and reporting to the Board of Directors on such matters. Quarterly financial presentations are made to the Audit Committee. The Audit Committee meets separately with, and receives direct reports from, the internal and external auditors of Precision.

—

The Board of Directors is responsible for the strategic direction of Precision. The Board of Directors has established a formal strategic planning process which takes into account, among other things, the opportunities and risks of the business. The strategic plan is reviewed on an annual basis at a special meeting of the Board of Directors and senior Management at which matters forming the basis of Precision’s vision and plan are discussed and the strategic plan is adopted.

—	The Board of Directors approves the annual business plan of Precision and an annual operating and capital budgets for Precision.

—

The Board of Directors approves the annual audited consolidated financial statements and the interim unaudited consolidated financial statements of Precision. The Board of Directors may at any time and from time to time delegate approval of interim unaudited consolidated financial statements to the Audit Committee.

—

The Board of Directors is responsible for ensuring that Management identifies the principal risks of Precision’s business and for ensuring the implementation of systems to manage these risks. With the assistance of senior Management who report to the Board of Directors on the risks of Precision’s business, and through its Committees

82	Precision Drilling Corporation

who have specific oversight over areas of risk on behalf of the Board of Directors, the Board of Directors considers such risks and discusses the management of such risks on a regular basis. In addition, the Board of Directors receives reports from Management on quarterly environmental and occupational health and safety matters, litigation matters and compliance matters.

—	The Board of Directors is responsible for considering appropriate measures it may take if the performance of Precision falls short of its goals or as other circumstances warrant.

—

The Board of Directors is responsible for overseeing the accurate reporting of the financial performance of Precision to the Shareholders and the investment community, and that the financial results of Precision are reported fairly and in accordance with applicable international financing reporting standards. The Board of Directors requires that Precision make accurate, timely and effective communication of all material information to Shareholders and the investment community.

—

The Board of Directors has adopted a written disclosure policy (the “Disclosure Policy”) in respect of communications with the media and the continuous disclosure and public reporting obligations of Precision. The disclosed information is released through newswire services, Precision’s website, mailings to Shareholders and, where required, filed on SEDAR and EDGAR. Regular news releases are made at least quarterly and Precision reports quarterly and annual financial results. Supplemental releases are made highlighting material facts regarding Precision. The Board of Directors currently delegates this ongoing reporting responsibility to Management. Issues arising from the Disclosure Policy are dealt with by a committee of executive officers of Precision consisting of the Executive Vice President and Chief Financial Officer and Senior Vice President and General Counsel, and such others as may be determined by them from time to time. Material disclosure relating to Precision, including without limitation, Precision’s annual information form, annual report and annual proxy circular must be submitted to the Board of Directors for approval.

—

The Corporate Governance, Nominating and Risk Committee is responsible for recommending Precision’s approach to corporate governance, including oversight of governance of Precision’s subsidiaries and affiliates, oversight of processes for general management of risk and reporting to the Board of Directors on all matters relating to the governance of Precision. The Board of Directors, through its Corporate Governance, Nominating and Risk Committee, has formally adopted and posted on Precision’s website at www.precisiondrilling.com a set of Corporate Governance Guidelines which affirms Precision’s commitment to maintaining a high standard of corporate governance.

—	The Board of Directors, through its Corporate Governance, Nominating and Risk Committee, annually reviews the effectiveness of the Board of Directors, its Committees and individual Directors.

—

The Board of Directors is responsible for approving policies and procedures designed to ensure that Precision operates at all times within applicable laws and regulations and for monitoring compliance with all such policies and procedures.

3.	Structure and authority

a.	Composition

The composition of the Board of Directors, including the qualifications of each Director, will comply with all requirements of the Business Corporations Act (Alberta), the articles and by-laws of Precision, applicable securities legislation and the rules of any stock exchange upon which the shares (“Shares”) of Precision are listed for trading.

Each Director is expected to attend all regularly scheduled meetings in person. To prepare for meetings, Directors are expected to review the materials that are sent to them in advance of such meetings.

The Directors, in exercising the powers and authority conferred upon them, will act honestly and in good faith with a view to the best interests of Precision and in connection therewith will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. A Director will not be liable in carrying out his or her duties except in cases where the Director fails to act honestly and in good faith with a view to the best interests of Precision or to exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

b.	Appointment and Replacement

The Corporate Governance, Nominating and Risk Committee recommends to the Board of Directors the candidates for

2013 Management Information Circular	83

nomination as Directors. The Board of Directors approves the final choice of candidates who will be submitted to holders of Shares (“Shareholders”) in accordance with Precision’s Board of Directors Voting Policy.

The Board of Directors will appoint the Chairman of the Board of Directors from among Precision’s Directors. The term of each Director will expire at the close of the next annual meeting of Shareholders or when a successor is elected or appointed.

If it becomes necessary to appoint a new Director to fill a vacancy on the Board of Directors or to complement the existing Board of Directors, the Board of Directors will, under the leadership of the Corporate Governance, Nominating and Risk Committee, consider a wide potential base of possible candidates and assess the qualifications of proposed new Directors against a range of criteria, including background experience, professional skills, personal qualities, the potential for the candidate’s skills to augment the existing Board of Directors and the candidate’s availability to commit to the Board of Directors’ activities.

The Board of Directors may, between annual meetings of the Shareholders, appoint one or more additional Directors for a term to expire at the close of the next annual meeting of Shareholders, provided that the number of additional Directors so appointed will not exceed one-third of the number of Directors who held office at the immediately preceding annual meeting of Shareholders.

Directors must have an appropriate mix of skills, knowledge and experience in business and a history of achievements. Directors are required to commit the requisite time for all of the Board of Directors’ business and activities and will demonstrate integrity, accountability and informed judgement. A majority of the Board of Directors will be comprised of Directors who must be determined to be “independent” as defined in applicable securities laws and the rules or guidelines of any stock exchange upon which the Shares are listed for trading.

c.	Meetings and Quorum

A majority of Directors with at least 25 percent resident Canadians, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak to each other, shall constitute a quorum.

The Board of Directors meets at least eight (8) times annually and as many additional times as needed to carry out its duties effectively. The Board of Directors meets in separate, non-management, in-camera sessions at each regularly scheduled meeting. The Board of Directors also meets in separate, non-management, closed sessions with any internal personnel or outside advisors as needed or appropriate.

d.	Review of Mandate

The Board of Directors shall review and reassess the adequacy of this Mandate at least annually and otherwise as it deems appropriate, and consider and adopt changes as appropriate.

e.	Delegation

The Board of Directors discharges its responsibilities directly and through its committees. The Board of Directors appoints from its members the following permanent committees: the Audit Committee, the Corporate Governance, Nominating and Risk Committee, and the Human Resources and Compensation Committee and may from time to time appoint ad hoc or special committees (each a Committee or collectively, the “Committees”). The Board of Directors retains its oversight function for all delegated responsibilities. As permitted by applicable law, the Board of Directors may from time to time delegate certain of its responsibilities to Management.

f.	Engagement

The Board of Directors has adopted a Shareholder Communication Policy. Shareholders and other interested parties may communicate with the Board of Directors and with the independent members of the Board of Directors by contacting the office of the Corporate Secretary at the offices of Precision, 800, 525 – 8th Avenue S.W., Calgary, Alberta, Canada, T2P 1G1, by telephone at 403.716.4500, facsimile at 403.264.0251 or email at CorporateSecretary@precisiondrilling.com.

All communications received will be reviewed and delivered as requested, or if an individual member of the Board of Directors is not specified by the communication, to the appropriate member at the Corporate Secretary’s discretion. The process for communication with the Corporate Secretary is also posted on Precision’s website at www.precisiondrilling.com.

Approved effective February, 2013.

84	Precision Drilling Corporation

Appendix B

Text of the ordinary resolutions

1.	Ordinary resolution confirming our new by-laws

“WHEREAS the board of directors of Precision Drilling Corporation (“Precision”) resolved to repeal by-law no. 1 and by-law no. 2 of Precision made on June 1, 2010 (collectively, the “old by-laws”) and to make and adopt in their place and stead the new by-law no. 1 and by-law no. 2 of Precision on March 8, 2013 (collectively, the “new by-laws”), which new by-laws constitute the only by-laws of Precision and are effective from and after March 8, 2013, subject to Precision’s shareholders confirming the new by-laws by ordinary resolution.

NOW THEREFORE BE IT RESOLVED THAT:

1.    The repeal of the old by-laws and adoption and making of the new by-laws, which new by-laws constitute the only by-laws of Precision and are effective from and after March 8, 2013, is hereby confirmed.

2.    Any one director or officer of Precision is authorized to execute and deliver, whether under corporate seal or otherwise, any agreements, instruments, notices, consents, acknowledgements, certificates and other documents (including any documents required under applicable laws or regulatory policies), and to perform and do all such other acts and things, as any such director or officer in his or her discretion may consider to be necessary or advisable from time to time in order to give effect to this resolution.”

2.	Ordinary resolution approving an increase in the number of Precision shares available for issuance under our stock option plan

“BE IT RESOLVED THAT:

1.    The proposed amendment to the employee stock option plan of Precision Drilling Corporation (“Precision”), as amended and restated, to increase the maximum number of Precision shares of the Corporation issuable from treasury thereunder by [5,485,293] Precision shares, such that the number of Precision shares issuable from treasury thereunder shall not exceed [16,588,546] Precision shares is hereby authorized and approved.

2.    Any one director or officer of Precision is authorized to execute and deliver, whether under corporate seal or otherwise, any agreements, instruments, notices, consents, acknowledgements, certificates and other documents (including any documents required under applicable laws or regulatory policies), and to perform and do all such other acts and things, as any such director or officer in his or her discretion may consider to be necessary or advisable from time to time in order to give effect to this resolution.”

3.	Ordinary resolution confirming the continuation of our shareholder rights plan

“BE IT RESOLVED THAT:

1.	The continued existence of a shareholder rights plan, on the terms and conditions set forth in the shareholder rights plan agreement between Precision Drilling Corporation (“Precision”) and Computershare Trust Company of Canada (the “Rights Agent”) made as of June 1, 2010 and proposed to be amended and restated on May 8, 2013 (the “Shareholder Rights Plan Agreement”), substantially as described in the management information circular of Precision dated March 15, 2013, is hereby authorized and approved and any two directors or officers of Precision are authorized to execute and deliver the Shareholder Rights Plan Agreement.

2.	Any one director or officer of Precision is authorized to execute and deliver, whether under corporate seal or otherwise, any additional agreements, instruments, notices, consents, acknowledgements, certificates and other documents (including any documents required under applicable laws or regulatory policies), and to perform and do all such other acts and things, as any such director or officer in his or her discretion may consider to be necessary or advisable from time to time in order to give effect to this resolution.”

2013 Management Information Circular	85

Appendix C

Summary of our shareholder rights plan

The following summary of our shareholder rights plan, the terms and conditions of which are set forth in the shareholder rights plan agreement between Precision Drilling Corporation and Computershare Trust Company of Canada (the “Rights Agent”) made as of June 1, 2010 and proposed to be amended and restated on May 8, 2013, subject to Precision shareholder approval, is qualified in its entirety by reference to the complete text of such agreement. For greater certainty, such shareholder rights plan agreement, as amended and restated, shall govern in the event of any conflict between the provisions thereof and this summary. You can ask for a copy by contacting the Corporate Secretary:

Precision Drilling Corporation 800, 525 – 8th Avenue S.W. Calgary, Alberta T2P 1G1	Phone: 403.716.4500 Fax: 403.264.0251 Email: corporatesecretary@precisiondrilling.com

Definitions

“Convertible Security” means a security convertible, exercisable or exchangeable into a Voting Share (as defined below).

“Independent Shareholders” means holders of Voting Shares other than:

(a)	any Acquiring Person (as defined below);
(b)	any Offeror (as defined below) other than investment advisors, trust companies, statutory bodies who business includes the management of funds and administrators or trustees of registered pension plans or funds and agents or agencies of the Crown;
(c)	any affiliate or associate of such Acquiring Person or Offeror;
(d)	any person acting jointly or in concert with such Acquiring Person or Offeror; and
(e)	any employee benefit plan, deferred profit sharing plan, stock participation plan and any other similar plan or trust for the benefit of employees of Precision or a subsidiary of Precision, unless the beneficiaries of the plan or trust direct the manner in which the Voting Shares are to be voted or direct whether the Voting Shares are to be tendered to a Take-over Bid (as defined below).

“Offer to Acquire” includes:

(a)	an offer to purchase or a solicitation of an offer to sell or a public announcement of an intention to make such an offer or solicitation; and
(b)	an acceptance of an offer to sell, whether or not such offer to sell has been solicited, or any combination thereof, and the Person accepting an offer to sell shall be deemed to be making an Offer to Acquire to the Person that made the offer to sell.

“Offeror” means a person who has announced a current intention to make or who is making a Take-over Bid, but only so long as the Take-over Bid so announced or made has not been withdrawn or terminated or has not expired.

“Take-over Bid” means an Offer to Acquire Voting Shares and/or Convertible Securities if, assuming that the Voting Shares and/or convertible securities subject to such Offer to Acquire are acquired and beneficially owned (within the meaning of our shareholder rights plan) by the Offeror at the date of such Offer to Acquire, such Voting Shares (together with the Voting Shares into which such Convertible Securities are convertible), and the Voting Shares beneficially owned, as at the date of the Offer to Acquired, by the Offeror would constitute in the aggregate 20% or more of the outstanding Voting Shares at the date of the Offer to Acquire.

“Voting Shares” means Precision shares and any other securities in the capital of Precision entitled to vote generally in the election of the directors of Precision.

86	Precision Drilling Corporation

Term

If approved at the meeting, our shareholder rights plan will be continued and the amendments will become effective immediately following the meeting and (subject to earlier termination in accordance with its terms) will remain in effect until the Expiration Time, which is defined as the earliest of: (i) the date on which Rights (as defined below) are redeemed (the “Termination Time”); and (ii) the termination of the annual meeting of Precision shareholders in the year 2016 (unless the term of our shareholder rights plan agreement is extended beyond such date by resolution of the holders of Voting Shares) or if the continued existence of our shareholder rights plan agreement is ratified at such annual meeting by resolution passed by a majority of votes cast by holders of Voting Shares voting as a group and Independent Shareholders voting as a group.

Issue of Rights

One right (a “Right”) was issued by Precision for each Precision share that was outstanding at the close of business June 1, 2010, being the effective date of our shareholder rights plan (the “Effective Date”), and for each additional Precision share that has been issued since the Effective Date. One Right will be issued for each additional Precision share issued following the continuation of our shareholders rights plan and prior to the earlier of the Separation Time (as defined below) and the Expiration Time.

The issuance of the Rights is not dilutive and will not affect reported earnings or cash flow per Precision share unless the Rights separate from the underlying Precision shares in connection with which they were issued and become exercisable or are exercised.

The issuance of the Rights will also not change the manner in which Precision shareholders currently trade their Precision shares, and is not intended to interfere with Precision’s ability to undertake equity offerings in the future.

Separation Time / Ability to Exercise Rights

The Rights are not exercisable, and are not separable from the Precision shares until the “Separation Time”, being the close of business on the tenth trading day after the earlier of the date a person becomes an Acquiring Person or the date a person commences or announces an intention to make a Take-over Bid that does not qualify as a Permitted Bid (as defined below), the date on which a Permitted Bid ceases or such later time as the board may determine.

Acquiring Person

A person will be considered to be an Acquiring Person, if it acquires beneficial ownership of 20% or more of the outstanding Precision shares, other than certain excluded persons.

Consequences of a Flip-in Event

A “Flip-in Event” refers to any transaction or event pursuant to which a person becomes an Acquiring Person.

Following the occurrence of a Flip-in Event that the board has not waived the application of our shareholder rights plan to, each Right held by:

—

an Acquiring Person (or any of its associates, affiliates or joint actors) on or after the earlier of the Separation Time or the first date of public announcement that an Acquiring Person has become such, shall become null and void; and

—	any other Precision shareholder shall entitle the holder thereof to purchase additional Precision shares at a substantial discount to their prevailing market price at the time.

2013 Management Information Circular	87

Permitted Bid Requirements

An offeror may make a Take-over Bid for Precision without becoming an Acquiring Person (and therefore subject to the consequences of a Flip-in Event described above) if it makes a Take-over Bid (a “Permitted Bid”) that meets certain requirements, including that the bid must be:

—	made pursuant to a formal take-over bid circular under applicable securities legislation;

—	made to all registered holders of Precision shares (other than the Offeror); and

—	subject to irrevocable and unqualified provisions that:

—	the bid will remain open for acceptance for at least 60 days from the date of the bid;

—	the bid will be subject to a minimum tender condition of more than 50% of the Precision shares held by Independent Shareholders; and

—

the bid will be extended for at least 10 business days if more than 50% of the Precision shares held by Independent Shareholders are deposited to the bid (and the Offeror shall make a public announcement of that fact).

A competing Take-over Bid that is made while a Permitted Bid is outstanding and satisfies all of the criteria for Permitted Bid status, except that it may expire on the same date (which may be less than 60 days after such bid is commenced) as the Permitted Bid that is outstanding (subject to the current statutory minimum bid period of 35 days from commencement), will be considered to be a “Permitted Bid” for the purposes of our shareholder rights plan.

Permitted Lock-Up Agreement

A person will not become an Acquiring Person by reason of entering into an agreement (a “Permitted Lock-Up Agreement”) with a Precision shareholder pursuant to which the Precision shareholder (the “Locked-Up Person”) agrees to deposit or tender its Precision shares to a Take-over Bid (the “Lock-Up Bid”) made by that person, provided that the agreement meets certain requirements, including that:

—	the terms of the agreement are publicly disclosed and a copy is publicly available;

—	the Locked-Up Person can terminate its obligation under the agreement in order to tender its Precision shares to another Take-over Bid or transaction where:

—

the offer price or value of the consideration payable is (A) greater than the price or value of the consideration per Precision share under the Lock-Up Bid or (B) equal to or greater than a specified minimum, which cannot be more than 107% of the offer price under the Lock-Up Bid; and

—

if less than 100% of the number of outstanding Precision shares held by Independent Shareholders are offered to be purchased under the Lock-Up Bid, the number of Precision shares offered to be purchased under the other Take-over Bid or transaction (at an offer price not lower than pursuant to the Lock-Up Bid) is (A) greater than the number offered to be purchased under the Lock-Up Bid or (B) equal to or greater than a specified number, which cannot be more than 107% of the number offered to be purchased under the Lock-Up Bid; and

—

if the Locked-Up Person fails to deposit its Precision shares to the Lock-Up Bid, no “break fees” or other penalties that exceed, in the aggregate, the greater of (A) 2.5% of the price or value of the consideration payable under the Lock-Up Bid and (B) 50% of the increase in consideration resulting from another Take-over Bid or transaction, shall be payable by the Locked-Up Person.

Certificates and Transferability

Before the Separation Time, the Rights will be evidenced by a legend imprinted on Precision share certificates representing Precision shares issued after the Effective Date.

From and after the Separation Time, Rights will be evidenced by separate certificates.

Before the Separation Time, Rights will trade together with, and will not be transferable separately from, the Precision shares in connection with which they were issued. From and after the Separation Time, Rights will be transferable separately from the Precision shares.

88	Precision Drilling Corporation

Waiver

A potential offeror for Precision that does not wish to make a Permitted Bid can nevertheless negotiate with the board to make a formal Take-over Bid on terms that the board considers fair to all Precision shareholders, in which case the board may waive the application of our shareholder rights plan. Any waiver of our shareholder rights plan in respect of a particular Take-over Bid will constitute a waiver of our shareholder rights plan in respect of any other formal Take-over Bid made while the initial bid is outstanding.

The board may also waive the application of our shareholder rights plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered the Flip-in Event thereafter reduces its beneficial holdings below 20% of the outstanding Precision shares within 14 days or such other date as the board may determine.

With shareholder approval, the board may waive the application of our shareholder rights plan to any other Flip-in Event prior to its occurrence.

Redemption

Rights are deemed to be redeemed following completion of a Permitted Bid (including a competing Permitted Bid) or any other Take-over Bid in respect of which the board has waived the application of our shareholder rights plan.

With shareholder approval, the board may also, prior to the occurrence of a Flip-in Event, elect to redeem all (but not less than all) of the then outstanding Rights at a nominal redemption price of $0.00001 per Right.

Exemptions for Investment Advisors, etc.

Investment advisors (for client accounts), trust companies (acting in their capacity as trustees or administrators), statutory bodies whose business includes the management of funds (for employee benefit plans, pension plans, or insurance plans of various public bodies), and administrators or trustees of registered pension plans or funds and agents or agencies of the Crown, which acquire more than 20% of the outstanding Precision shares, are effectively exempted (through the definition of “beneficial ownership” under our shareholder rights plan) from triggering a Flip-in Event provided that they are not in fact making, either alone or jointly or in concert with any other person, a Take-over Bid.

Directors’ Duties

The adoption of our shareholder rights plan will not in any way lessen or affect the duty of the board to act honestly and in good faith with a view to the best interests of Precision. In the event of a Take-over Bid or any other such proposal, the board will still have the duty to take such actions and make such recommendations to Precision shareholders as are considered appropriate.

Amendments

Precision may, prior to the meeting, amend our shareholder rights plan without shareholder approval. If our shareholder rights plan is approved at the meeting, any such amendments will thereafter be subject to the approval of a majority of Precision shareholders voting as a group and Independent Shareholders, voting as a group, in each case, in person or by proxy at the applicable meeting, unless to correct any clerical or typographical error or (subject to confirmation at the next meeting of Precision shareholders) make amendments that are necessary to maintain our shareholder rights plan’s validity as a result of changes in applicable legislation, rules or regulations.

After continuation, any amendments will also be subject to the approval of the TSX.

2013 Management Information Circular	89

Precision Drilling Corporation

Suite 800, 525 – 8th Avenue S.W.

Calgary, Alberta, Canada T2P 1G1

403.716.4500

info@precisiondrilling.com

www.precisiondrilling.com